Filed by Tellabs, Inc. (Commission File No.: 09692) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Advanced Fibre Communications, Inc. Commission File No.: 0-28734

The following is the transcript from an investor presentation on May 26, 2004.

        FINAL TRANSCRIPT

CCBN StreetEventsSM

CCBN StreetEvents Conference Call Transcript

TLAB—Tellabs Investor Day

Event Date/Time: May. 26. 2004 / 1:00PM ET
Event Duration: N/A

        This communication is not a solicitation of a proxy from any security holder of Tellabs, Inc. or Advanced Fibre Communications, Inc. Tellabs, Inc. plans to file with the Securities and Exchange Commission a Registration Statement on SEC Form S-4, and Tellabs, Inc. and Advanced Fibre Communications, Inc. expect to mail a Joint Proxy Statement/Prospectus to their respective stockholders concerning the proposed merger of Advanced Fibre Communications, Inc. with a subsidiary of Tellabs, Inc. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Tellabs, Inc. will be available free of charge from Tellabs Investor Relations, 1415 West Diehl Road, Naperville, IL 60563, 630-798-8800. Documents filed with the SEC by Advanced Fibre Communications, Inc. will be available free of charge from Advanced Fibre Communications Investor Relations, 1465 North McDowell Blvd., Petaluma, CA, USA 94954, 707-792-3500.

Interest of Certain Persons in the Merger.

        Tellabs, Inc. and its directors and executive officers and other members of its management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Tellabs, Inc. in connection with the merger. The directors and executive officers of Tellabs, Inc. have interests in the merger, some of which may differ from, or may be in addition to, those of the stockholders of Tellabs, Inc. generally. Those interests will be described in greater detail in the Joint Proxy Statement/Prospectus with respect to the merger. Information about the directors and executive officers of Tellabs, Inc. and their ownership of Tellabs, Inc. stock is set forth in the proxy statement for Tellabs, Inc.'s 2004 annual meeting of stockholders. Investors may obtain additional information regarding the interests of the participants by reading the joint proxy statement/prospectus when it becomes available.

CORPORATE PARTICIPANTS

Tom Scottino

Tellabs—Senior Investor Relations Manager

Krish Prabhu

Tellabs—President and CEO

Steve McCarthy

Tellabs—SVP

Timothy J. Wiggins

Tellabs—EVP and CFO

Anders Gustafsson

Tellabs—SEVP Global Business Operations

CONFERENCE CALL PARTICIPANTS

Gina Sockolow

Buckingham Research—Analyst

Greg Mesnaieff

Credit Lyonnais—Analyst

Simon Leopold

Morgan Keegan—Analyst

Brantley Thompson

Goldman Sachs—Analyst

Ehud Geldblum

J.P. Morgan—Analyst

Ken Muth

Robert Baird—Analyst

Andy Schopick

Nutmeg Securities—Analyst

Dave Fletcher

Analyst

Scott Coleman

Morgan Stanley—Analyst

PRESENTATION

Unidentified Speaker

        Good afternoon, everyone. My name's Tom Scottino. I handle investor relations at Tellabs, and on behalf of all of us at Tellabs, I'd like to welcome you to our 2004 analyst meeting.

        Before we get today's program underway, I have a couple of announcements that I have to make, so just bear with me and we'll get through these things pretty quickly.

        The presentation today may contain forward-looking statements. Such statements should be viewed in the context of the risk factors articulated in Tellabs' most recent SEC filings. The presentation today will also contain GAAP and non-GAAP financial measures. A complete reconciliation of such measures can be found at our Tellabs.com Web site.

        OK. This communication is not a solicitation of a proxy from any security holder of Tellabs, Inc. or Advanced Fiber Communications, Inc. Tellabs, Inc. plans to file with the Securities and Exchange Commission a registration form on SEC Form S-4, and Tellabs, Inc. and Advanced Fiber Communications, Inc. expect to mail a joint proxy statement prospectus to their respective shareholders concerning the proposed merger of Advanced Fiber Communications, Inc. with a subsidiary of Tellabs, Inc.

        We urge investors and security holders to read the joint proxy statement prospectus and any other relevant documents to be filed with the SEC, because they will contain important information. Investors and security holders will be able to obtain the documents free of charge at the SEC's Web site, www.sec.gov. In addition, documents filed with the SEC by Tellabs, Inc. will be available free of charge from Tellabs investor relations, 1415 West Diehl Road, Naperville, Illinois, 60563. The telephone is 630-378-8800.

        Documents filed with the SEC by Advanced Fiber Communications, Inc. will be available free of charge from Advanced Fiber Communications investor relations at 1465 North McDowell Boulevard, Petaluma, California, 94954. Telephone, 707-792-3500. Certain interest—or interest of certain persons in the merger.

        Tellabs, Inc. and Advanced Fiber Communications, Inc. and their respective directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Tellabs, Inc. and Advanced Fiber Communications, Inc. in connection with the merger.

        The directors and executive officers of Tellabs, Inc. and Advanced Fiber Communications, Inc. have interests in the merger, some of which may differ from, or may be in addition to, those of the respective stockholders of Tellabs, Inc. and Advanced Fiber Communications, Inc. generally.

        Those interests will be described in greater detail in the joint proxy statement prospectus with respect to the merger, which may include potential membership on Tellabs, Inc. board of directors, option and stockholdings indemnification.

        Information about the directors and executive officers of Tellabs, Inc. and their ownership of Tellabs, Inc. stock is set forth in the proxy statement for Tellabs, Inc.'s 2004 annual meeting of stockholders.

        Information about the directors and executive officers of Advanced Fiber communications, Inc. and their ownership of Advanced Fiber Communications, Inc. stock is set forth in the proxy statement for Advanced Fiber Communications, Inc.'s 2004 annual meeting of stockholders.

        Investors may obtain additional information regarding the interests of the participants by leading the joint proxy statement prospectus when it becomes available.

        OK. I think the next slide gives you a view of the agenda today. We're going to hear from our President and CEO, Krish Prabhu, on Tellabs strategy and a little bit about our technology.

        We'll have Steve McCarthy, who's responsible for global customer-facing operations talk about the motion in the business. Tim Wiggins, our CFO, will talk about the improving business model, and then we'll have a panel discussion with those four gentlemen and Anders Gustafsson, who is responsible for our global business operations.

        And with that, I'll turn it over to our President and CEO, Krish Prabhu.

Krish Prabhu—Tellabs—President and CEO

        Good afternoon. What I thought we'd do today is go through our presentations fairly quickly. If you can hold your questions, and we'll answer all your questions. And you (inaudible), if you can just hold your questions until we get to the panel, we'll make sure we give you adequate answers at that time.

        My concern is that if we try to answer the questions after each presenter, you'll get all your answers very quickly, and maybe from one perspective, as opposed to the multiple perspectives we represent. Clearly, Tim Wiggins from a financial standpoint, Anders Gustafsson from the business and the technology standpoint, and Steve McCarthy from the sales standpoint. So we will make sure you get a chance to answer—have all your questions answered.

        We set this investor relations—investor day, or analyst day, largely because when I came here nearly 100 days ago, I assumed this position. I was surprised to see that analysts had a very simple model for Tellabs. The model basically said that TDM is dead, IP is where the action is. It basically said that Tellabs is playing only with old products, and new product traction is limited, hence, Tellabs doesn't really have much prospects going forward.

        Well, if I believed in that, I would not accept the job at Tellabs. I—in fact, when I interviewed for the job, I was quite excited about the prospects, and what I'd like to do today is spend some time discussing that with you. We do believe that it is a more complex story than a simple story such as TDM to IP, or a simple story such as old products versus new products.

        We are making significant R&D investments. We have over the last three years become a lean operation, but our R&D and customer-facing organizations have been clearly—have been downsized, but certainly we maintain all the core competence, because we fully expect that we would leverage that as we look at growth in the future.

        So, with that backdrop—I must also say that this entire presentation is Webcast, is that right? So in this day and age of full disclosure, it also means full disclosure to the world as well as the competition, not that any one of our competitors is looking in on this Webcast, unless they don't have a life. But I think what I'd really like to do is please do understand we will share in as a high a degree of transparency as we can, but we also need to understand that this is a little bit of an open presentation.

        Having said that, let me get into my presentation here. I want to set the stage a little bit by sharing with you our market trends and assumptions. And, clearly, while the industry as a whole has suffered its share of shrinking—some people estimate that half the industry in terms of jobs, in terms of revenue, market cap, has basically gone in the last three years. We still believe that this trend towards personalized services and the continued growth in end user demand, especially driven by more and more young people getting onto wireless or access the Internet, plus the desire to customize it to one's individual needs is creating a set of opportunities which will eventually translate into opportunities for suppliers who play on the infrastructure side.

        The second key point is that these solutions are increasingly becoming global. The market is where the people are, because this is a personalized services business, and therefore we cannot afford to play only in North America. Our model clearly looks at being a player globally. So we will pick and choose our battles and apply effectively and leverage our channel partnerships overseas, we do have predominantly a more direct sales approach in North America. But we do play all over the world and to start a little bit about that, and Steve will amplify that in his presentation.

        The other important aspect of today's market compared to just five years ago, clearly best of breed approach is whether it's for a new class of service offerings or a new class of network upgrades, will move through the globe much faster than it did in the prior round of infrastructure upgrades. Back when digital switching took off, it was a while when it started in the West and it showed up in the East. But if you look at DSL, it's amazing how quickly it got launched in the West, but reached critical penetrations in the East in a much shorter timeframe.

        And tomorrow's new infrastructure is going to probably see a universal deployment at the same time. It may even start out with a deployment in the East, so for that reason, we can't afford to think of Tellabs purely as a North American player, even though historically Tellabs may have been predominantly a North American player.

        The last thing I want to talk about is at least for the next few years, it is very much a constrained cap ex environment. As we talk to our customers and try to understand what is it that they do with their cap ex, they have three pressure points. Firstly, as their marketing looks for new service provisioning, they run into bottlenecks, which they have to relief. And the path of least action from their standpoint is really working with the incumbent suppliers. So incumbency has a little bit of strength in this environment.

        The second thing is they do find that they have network outages, and in this competitive world those network outages can be calamitous. So we do see opportunities to upgrade unreliable equipment, and we do have from time to time a situation where a customer will come to us and say, look, I don't quite like this equipment from someone else and we'd like to see if there is a way we can upgrade it.

        And the third thing, in spite of all they're doing in a constrained cap ex environment, they do have new service initiatives. You have Verizon launching their FTTP program, as an example, or the broadband wireless initiative that some of the carriers have launched. While they're trying to do all of this in a cap ex-constrained environment, and my point here is, as we look at trying to understand what positions we have and how we could leverage it, it's really all these three things that we are trying to capitalize on.

        Our strategies for growth are really centered around three things. One, we do have a core product line, and we believe the core product line has some lift, and we are doing a lot of investments, though in proportion to our overall investment, it's not too big a piece of the pie. We are doing significant investments in energizing the core, and we'll talk about that.

        The second thing is in a very focused manner we are launching a family of new data products, and here we need to pick our battles. Certainly, we can't get into the ring and expect to slug it out with a heavyweight for 15 rounds. But, at the same time, we do believe that if we pick our battles and fights carefully, we will have our opportunities, and we'll talk about it. The early successes, the focus on trials, traction and where we think this business is going to be over the next 18 to 24 months.

        And the third idea is to expand into adjacent markets. We did announce a deal where we announced an agreement to merge with Advanced Fiber Communications. That would probably take three months to consummate, but that was an attempt to try and get into an adjacent area. And I will not talk about much to AFC today. And in fairness to John Schofield, who is not here, I can't claim to speak on his behalf. But we will try to explain a little bit of the mechanics behind the financials in the merger. Tim Wiggins will, and over Q&A we'll talk a little bit about the strategy behind the merger of these two companies.

        Our core business today is reported in four categories, as you know. We report the voice quality enhancement, which is largely standalone and integrated echo cancelers, and we do both direct and OEM sales. We have the transport category of products. We are number one in bandwidth management in North America, and we do have a lot of T1/E1 traffic going through our equipment today.

        We have five different products in that category, the wide-band DCS, the nanoband DCS, the multi-service DCS—DCS being digital cross-connect system, the broadband DCS and the interoffice DWDM. And I'll talk a little bit about each one of them on the next slide.

        And then we have a family of products which we call managed access—well deployed outside North America but not much presence here, except for Mexico. Three hundred large networks in more than 100 countries, and we have three products in that category. We have the cable telephony product, the E1 aggregator product, and SDH/DWDM family or products.

        The 3100 is—and I'm not going to talk throughout this and some of that there is for completeness, but we do see with wireless and with voice over IP a renewed interest in the 3100 product. And, especially in wireless, when you look at sub-rate wireless, there is a tradeoff between adding more cell sites and more cell site capacity to doing overengineering of cell sites or putting more traffic on existing cell sites and doing some voice quality enhancement.

        And we see some operators, especially in Asia, quite enamored by the economics of having more VQE and less cell sites as they look with their customers. An obvious solution for the West, but certainly in high-density Asian deployments we do see some interest there.

        We also have this product as an OEM product into some of our OEM partners. One of them mentioned there is Nortel.

        I want to talk a little bit about renewed life in an older product line, because part of our message here today is as you look at our core business, we think the core business has renewed life and to some extent is driven by the investments we continue to make.

        For example, this is the Tellabs VQE product going back to the first quarter of '99. So, over a span of four years, you can see the sales peaking there sometime in the second half of '99, tapering off a little bit, and then in the last three, four quarters, some sort of a slight resurgence, largely driven by wireless and by voice over IP.

        But what I want you to focus on is the constituents of the sales—for example, in the early days, we were largely offering versions of a product, the Tellabs 25X, the ECX and the 3100, which today we really have transitioned to that sort of a mix to a mix that largely consists of the 3600, the integrated voice product, and the 3100.

        So this is a good example of injecting some life in a product line and capitalizing on certain opportunities. And these enhancements that have been made, they are done at a fractional cost of launching the first platform. For example, if it took us $30 million to launch the initial platform, most of these enhancements would be accomplished in 10% of the cost. So for very minimal R&D investment in our core product line, we can continue to generate lift in that product.

        Let me move to transport, and here, as I said, there are five different products. And on the analyst call I sensed there was some confusion, some misunderstandings. And in the spirit of being transparent, I've captured everything that I know. And I'm sure we know more about it, but I've captured it on this one slide. And let me walk you through it. The first slide is a 5300 Tellabs narrowband DACS.

        We have 1,100 systems deployed, largely in North America—exclusively in North America. It's a high reliability product, and this is where we are getting some opportunities to cut out other competitors' products with this product, just because of its reliability. And we do see new deployment opportunities as wireless networks upgrade their back-haul transport capacity. This product is benefiting from that opportunity.

        The second product, the workhorse, the Tellabs Titan, over $10 billion—and I'm guessing here I may be off by a little—$10 billion of deployed equipment in the field, 5,500 systems. We see continued demand for expansions, plugs and upgrades and talk a little bit more about it, and Steve will also amplify on that.

        Tellabs 5500NGX is the Ocular acquisition that was made by Tellabs three years ago. This is high-density, small-footprint product. We have 110 nodes deployed to base after 18 months of product shipment. One of the things we're seeing in the market is the appetite for new infrastructure gear, new types of equipment coming in, is rather limited on the part of the big service providers, like the RBOCS or the ISCs. We do sell this product in smaller carriers, and we do sell them in the surviving CLECs, or the smaller competitive long-distance carriers.

        So, my prediction going forward, we'll see a steady rate of new system installations, but clearly this is not going to be an explosive deployment of this type of product.

        The 6500 Tellabs broadband systems—there have been 65 of those installed, largely with two customers—very uncertain future prospects. This was a question that came up on the analyst call. I'm not aware of any of our competitors doing massive deployments of this type of product. This is certainly a product that might see some deployment down the road, but at this time, our prognosis is the future prospects are uncertain.

        The other area where we have invested in the past in a new product is the 7100. This is a DWDM product, but not for widespread metro deployment, but largely for interoffice deployment. We have 25 of these systems currently in the field, and again, with this particular product, we think the prospects are somewhat uncertain.

        And this reflects, to some extent, the customers trying to manage the limited cap ex budget over the three initiatives that I discussed at the start of this talk.

        Let me talk a little bit about what we see in the Tellabs Titan 5500, the wideband DCS product. This is the one where I said we have over 4,000 nodes deployed.

        Again, going back to the first quarter of '01, if we measure the number of ports that we shift—these are T1-equivalent ports. You can see from a peak of about 3 million in first quarter of '01, we saw a tapering off which lasted through the second half of '02 and the first half of '03. But in the last three quarters, we are seeing a steady growth in the number of T1 ports that we shipped. And this, again, reflects to some extent a need for more capacity in some of these transport networks as the underlying traffic in these networks continues to grow. So this is a little bit our customers trying to relieve their capacity bottlenecks.

        We continue to invest R&D dollars in enhancing this product line. We have done a couple of targeted enhancements at high-density IO shells. And what that allows us to do is in a deployed footprint we can expand the number of ports that the customer supports. Thereby, they find it rather easy to grow their transport network without having to identify new footprints.

        And here we have introduced high-density IO shells of multiple flavors. We have introduced switch core expansions, which means that once you have more ports coming in, the switch has to expand its course, so this allows the switch to handle more traffic in the same footprint.

        We are now upgrading this with data interfaces, as more and more traffic coming in is data traffic. We can now do Ethernet aggregation. We can do gigabit Ethernet interfaces so that we can interface to a (inaudible) or MPLS layer directly from the stop connect rather easily.

        And we're also working on integrated interoffice capabilities. Remember earlier I said we do not see a great demand for broadband cross-connect or interoffice DWDM. Well, some of that capability is going to be integrated into the 5500 platform so that we can exploit our deployed footprint to be able to support that as and when the market needs it.

        We're also integrating voice quality enhancements onto this platform, because more and more of the traffic could benefit from some VQE capability in the product.

        Let me move on to managed access. We have 130,000 managed nodes worldwide. This product is largely an international product playing in Tier 2, PTTs and mobile operators. The two primary applications, enterprise services and mobile network backhaul, we have strong partners, in fact, Ericsson and Nokia in some of their wireless infrastructure offerings bundle this product with the rest of their products.

        We have an integrated management system that allows us to bundle our SDH products, along with the traditional Tellabs 8100 product.

        If you look at the customer base, it consists of 70% of the application is for enterprise access. Thirty percent of the application is for wireless backhaul. And that 70% is again split 50% really is the Tier 2 operators, PTTs, you can see Telecom South Africa, Telmex—I won't go through the list. But largely in Scandinavia and South Africa and Mexico. And then the other 20% is with Tier 2 operators all over the world, outside of the U.S.

        On the wireless side, 12% of our deployed base is in Ericsson's wireless infrastructure networks. The reason I wanted to show the split is because as the enterprise network moves to a spectrum of services, starting out with Ethernet or IP, MPLS or VPN, and the wireless networks go through an upgrade where they introduce 2.5G and 3G services, including data, then part of our current strategy is to leverage this deployed base so that we can bundle in our data products in conjunction with the support base.

        We have a very strong family of SDH products. This is the Tellabs 6300 family of products. This product is designed and developed in Denmark and mainly from Alcatel side North America.

        On the call, earnings call, I mentioned that we are being very select in how we generate revenue in this product, because we see between last year and this year precipitous decline in pricing, largely driven by Chinese suppliers. So our current strategy is not to sell this product in markets which do not guarantee positive gross margins. We would be happy with a 30%, 40% gross margin, and our traditional gross margin is better than 50%, 60%. But some of these markets, the price points are extremely brutal. But we are doing is we are bundling this product with the 8100 product and maintaining a healthy gross margin, though the revenue opportunity is somewhat limited.

        But the 8100, the cluster in conjunction with the 6300 cluster allows us to sell into our traditional channels and yet maintain the kind of margins we need for our business model.

        Let me move on to the second leg of the stool here. We have introduced a family of data products, the 8600 and the 8800. The 8800 was an acquisition we made last year when we acquired Vivace. The 8600 was an internal development, largely done in Finland.

        These two products—talk a little bit about the 8600. The 8600 is in first trials as we speak. It consists of a very high cost-efficient IP/MPLS implementation through the design of high integration (inaudible). In fact, the key ASIC on the box has the complexity of a Pentium 4, so it's a really complex ASIC that does the largest amount of IP processing inside the ASIC.

        And this product is ideally positioned to upgrade the 8100 managed access deployed base, but we do believe as MPLS pushes towards the edge, especially in order to provide flow through of QRS, this product would be a great access platform for our enterprise access applications.

        This is a chart—I won't go into great detail, but we'll come back if you have questions. But this chart identifies how we're deployed 8100, 6300 base, naturally upgrades with the 8600 and it's all under the existing 8000 Network Manager, which is the one I said that is in more than 100 countries. It's over 300 networks.

        The 8800 Vivace acquisition is a product that is a multi-service platform. If you want to picture—Steve will talk a little bit more about it. If you want to picture it, on the right we have ATM/frame networks today. As you know, ATM and frame constitute a bit chunk of the data services. There has really not been any major ATM platforms introduced in the network anywhere. The last platforms that are serving that network today are really the (inaudible) platforms. So we have an opportunity to tap and grow the networks from an ATM side.

        On the left, we have IP routers. So if you want to bridge ATM networks and/or grow them, and if you want to bridge them to IP networks, then this is a great product that fits right in between and allows you to create the converged layer of MPLS networking. Steve will talk a little bit more about some early applications where we do have the product deployed in the field with some key tier-one customers. But the key to our success here will depend on the needings (ph) of network between one platform network in IE, ATM and frame, and another platform network in IE/IP.

        And we have wire speed inter-networking capability from all forks in this product, which is the reason why we believe we do have a competitive edge. And the 8800 and the 8600, wherever we have 8600 sales, we are positioning the 8800 as a higher-layer product that would allow them to expand and scale up their 8600 networks.

        The last thing I want to talk about is our expansion into adjacent markets. We do believe that we can lever the channels better and we can increase our relevance to our key customers by offering them a fuller portfolio of products. We think in this environment customers prefer to do work with a smaller number of select suppliers, and part of this here is to position ourselves as a more relevant supplier to our customers.

        Down the road, customers transition the networks to MPLS. We do believe this will allow us to offer more complete end-to-end MPLS-based solutions between access and transport.

        We announced a merger with AFC last week. We think that this is a very clean merger because these are two large companies that play in complementary playgrounds. We think the combined company creates great value for both sets of shareholders, and as I said, strategically, four or five years from now, it positions the company to really participate in an upgrade cycle that may be driven more by end-to-end services based on MPLS.

        OK, that in a nutshell is my opening presentation. I will come back, along with the rest of my team, and answer your questions.

        And with that, I'd like to ask Steve to come on.

        Steve?

Steve McCarthy—Tellabs—SVP

        Good afternoon. I appreciate your all taking the time to join us today. I have the opinion that to know Tellabs better will lead to a greater appreciation for what we're achieving and what we plan to achieve going forward.

        My objective really here is to amplify some of Krish's key points with the goal of giving you a clear understanding of where our business is coming from and where we expect it to come from on a going forward basis.

        Specifically, I'm going to cover three broad areas. Number one is in the wireline area. What are the drivers? Why do we expect to do well against those drivers? In the wireless, where we're doing well today, but also to give you a sense of confidence as to why we see a key role for us in wireless going forward, regardless of the evolution of the data.

        And then the third one, which is the one that had probably the most amount of activity going for us right now, which is in the area of data on a global basis. I'll go into that in some level of detail.

        Excuse me. In looking at the strategy, when I think about energizing the core, really what I want to leave message here is we've done some key development work to invigorate our efforts in the core, specifically around adding new data capability to a number of our platforms, as well as adding some additional products that I'll go into.

        In the area of data, setting the standard in data. I'm pleased to announce that the ASIC, as Krish mentioned, which is the heart and soul of the 8600 is working well, and in the next week we will be releasing to the market the smaller version of it, the 8620. And then the larger version of it will be released next month. So we are moving to market very rapidly with that. I'll give some additional detail on that as well.

        Referencing the 8800 in this area, we're making good progress, but we're also making additional announcements where we'll bring out more functionality, as well as more form factors of that platform to meet the needs of our customers.

        As I look at the third area, with the AFC merger announcement last week, it's clear it's going to occupy a great deal of our time to make sure that that integration goes well, obviously, once we've received the appropriate approvals. We're looking forward to that. I can speak from the field's perspective. I think one plus one will definitely equal far more than two, and we intend to bring this value proposition to our current customers, plus many of the new ones that we are targeting, and we think we are going to have good success based on the combination.

        So let's talk about the core market trends. The first one is good news in wireline. T1s are growing in absolute numbers. I'll give you some data here in a moment. We believe that, based on that, it's going to remain the primary currency in North America transport, so we'll talk about what that means to us and our core products.

        If I look at targeted developments that we've been doing, Krish mentioned it earlier, but the 5500 high-density platform, which is the 9.x platform that we brought out in the beginning of the fourth quarter last year is receiving great reviews, great demand, and we are pleased to be able to keep up with it now. We were struggling to keep up with it with the outsourcing model, because so many customers wanted to take advantage of those new features.

        I'll speak about it, but in a nutshell, it's high-density DS3s as well as high-density OC3s and OC12s, which meets both wireline and wireless, clearly the demand is coming from a number of places. Minutes of use is growing, as well as the rollout of additional data services, whether that's on 2, 2.5 or 3G, so I'll speak to what that means to us on a going forward basis.

        And then in terms of the developments, we're making sure that our position that we enjoy in 2G is sustained an improved as customers move to 2.5 and 3G, and I'll speak to how we intend to do that. In fact, we are doing that today, because we're shipping product in all those environments as we speak.

        What I want to cover here, which is really wireline retail T1 growth. It's a very narrow slice of the market, but one that may give you some insight into why we have a sense of confidence that the 5500 demand, and even the narrowband demand in the United States is going to continue. What you see on this chart is retail only, so it specifically excludes wholesale. So all of this wireless indirect demand is excluded, which is, by the way, quite a substantial amount of the T1 demand that's placed on operators here in the United States.

        But what you see here is a 10% compound average growth rate between now and 2007. This is an in-service line view of private lines, whether they are full T1s or fractional and frame relay, whether they're full T1s, or fractional T1s as well. And what you see there is, if you look at the numbers, every one of these circuits requires a significant number of T1 equivalents to support it from a cross-connect standpoint, so it isn't a one for one. Actually, there's a pretty big multiple here that comes into play as we look at it.

        But the good thing is, it suggests a fundamental demand at the enterprise level for these types of services for the foreseeable future, where with our over 4,000 systems installed, we're going to enjoy the benefit of that demand against our product portfolio. So we feel this is a good indicator of future demand over the next couple years.

        Let's take that one step further. There's a lot of different growth rates going on right now. What this chart shows, is based on revenue, service provider revenues associated with data products. If you look then, you have private line, frame relay, ATM and packet. If you fast forward to 2007, 52% of the revenues that service providers are getting in the area of data services is coming from T1-based transport, or T1 facilities used to transport these types of services, specifically private line frame relay—with frame relay showing over a 10% compound average growth rate.

        We feel very comfortable that we'll be able to handle their requirements in this case, and a good indication, again, of growth. What I do want to mention, though, here that you may not expect, is 38% of the pie is also something we have visions of earning our fair share. If we look at our product line, with the 8800 and its ability to deliver these data services over MPLS with a quality of service guarantee or assurance with the 5500NGX and the ability to deliver Ethernet over SONETs. And we're looking at plans to bring the 8600, with its metro Ethernet capabilities into the North America market as well.

        So we also have visions of participating in that 38% of the pie. So if you look at it, our core products feel pretty solid relative to the opportunity. But also, the way we're looking at migration of data services over to the packet environment, we see an opportunity there as well.

        From an investment standpoint in the wireline, and we're looking at this globally, we've mentioned the 5500. Actually, I'm going to go through two different versions, but the 5500 9.x is the high-density one where DS3—both wireline and wireless drove us from a cost standpoint and a space standpoint. What you see on the DS3 is a 4.5 times increase, and in the optical is a six times increase over the previous version. In the case of the managed access, the 300-plus networks that we have outside the United States based on the 8100 architecture, what we have done here is tightly integrated the SDH capability into that solution.

        What was originally an N by 64 delivery platform, that was the 8100, has been increased to now support N by two meg services. So that allows us to comfortably meet many of the wireline and wireless higher-speed requirements that are being required in the marketplace today.

        And then on an incremental basis, as I look here at Ethernet over SONET and SDH, we've taken our SDH platform outside of—or from Denmark, and basically given it the capability to support Ethernet over SDH, and that's receiving some nice traction as well.

        And then the other one that we mentioned before, which is the 5500NGX, gives us the ability—as you already have the relationship or a customer going into a building and you want to add that next line and you want to make it Ethernet, this gives us the opportunity to leverage the infrastructure that's already in place and offer that incremental or next line utilizing Ethernet technology.

        So, bottom line, those, they're out there, we're seeing traction. One that we are bringing to the market in the first half of next year, which is a significant increase in capability on the 5500 platform relative to Ethernet, specifically gigabit Ethernet, and I'll speak to that in detail on the next chart.

        If you look at this, it's a message that I guess I'd really like to summarize as follows. Our customers are opting, through orders, to take advantage of these new offerings, and that's what you've seen in terms of the demand over the last two quarters. There's a direct correlation between these releases and the demand and the related revenues that you've seen.

        Let's take a look at this 5500. Service providers are saying to us, and they've been saying to us, can you help me leverage the 4,000-plus systems that we have out there to allow me to get additional revenue, specifically around the delivery of Ethernet services. They've also said, by the way, over 80% of the customers don't have access to fiber. So I have another kind of challenge here that I'd like you to help me with if you can.

        So with feature pack 10.0, we will enable our customers to leverage their install base of 5500s through the addition of Ethernet over SONET, Ethernet over copper, as well as Ethernet aggregation capabilities.

This will enable carriers to exploit the install base to not only handle transport, but also to perform Ethernet aggregation handoffs, as you see in the upper right of this, to the 8800 as an example. We think that that is an application that will meet with some positive response. If you look on the left-hand side, you see an 8815. An 8815 is a new—I'll call it black box, and you'll begin to see some of these from us over time, which is a way for us to bring in the traffic, the data traffic, with a low-cost access box in the building of a customer—call it CLE.

        In this case, this is an Ethernet access box that supports Ethernet over SONET, Ethernet over SDH as well as Ethernet over TDM. And so what you see here, if you go from top left to bottom, you see in the first one, the ability to pick up traffic over a SONET ring, the ability to pick it up DS3 into an ADM, the ability to pick it up using OCN into an ADM. And then, finally, direct on copper, TDM over T1.

        So what we think here is that we have quite a bit of flexibility, and given the tremendous position we have with the install base, this is a win-win that our customers have been guiding us towards.

        Now let me shift over to wireless. Wireless has a lot of drivers going on. I'm speaking to a group that I think is well informed in this area, but if you look at it from just basic minute of use, it's growing at a compound average growth rate of approximately 17%. That drives additional transport or backhaul requirements from the cell site, one that we are well positioned to take advantage of.

        Competition, it's intense. One of the ways they're doing it to make sure their operates exceedingly well. What that means is additional cell sites for improved coverage and lower concentration ratios, to be able to handle more simultaneous calls, hence, more T1s, more backhaul.

        The third one, our data services, are beginning to pick up in speed. And if you see at the bottom right, the compound average growth rate is driven by a relatively small denominator, but the growth rate is substantial. And we see that driving additional T1s and E1s as well.

        Migration to data and 3G by itself, just turning it up, drives additional requirements that will need to be serviced. I'll show you that in the next chart. And then the last one, if you want to look at it here—as I mentioned, I won't restate the high-density shelves. That's one of the reasons why wireless has so consistently embraced the 9.x platform, because they're running out of space, and, frankly, they're just trying to keep with this demand.

        But in E911, a government mandate, what we did is we made some development changes to our 5320, our narrowband cross-connect to specifically allow for bridging of E911 information into the E911 server so that they can meet their—I'll call it locator requirements. And this has been a bit of a surprise plus for us that we're enjoying right now, as our wireless customers are faced with that requirement.

        Bottom line, strong demand. We have a product line that right now is meeting that demand and we envision ways to continue to meet that demand.

        Let's take a look at this migration. If I look at a typical 2G cell site, it has from one to seven T1s and E1s coming back in. As we move to 2.5G, we add two more T1s or E1s to basically turn it up, and then the growth from there based on the amount of traffic coming into that cell site.

        As you go to a 3G, you add an additional two E1s or T1s, again, if you will, that's your starting requirement to satisfy the bandwidth requirements. Let me take it down a step further—from a protocol standpoint in 2G, it's TDM and the transport being T1s and E1s. In 2.5G, the protocol moves to ATM/frame relay. Again, the transport can be T1/E1s or SONET SDH. We play there as well. And then 3G, the protocol is moving to ATM and then eventually to IP. Again, the transport facilities to basic facilities that drive all the traffic, T1s, E1s, SDH and SONET. We see overall for us in that application as well.

        So, if I summarize, we have an evolving wireless strategy, and the strategy's really based around obviously meeting the bandwidth requirements that our customers are dealing with, but also to reduce the carrier's cost of dealing with multiple protocols as they build out their 2.5 and 3G. We believe there's an opportunity for us to work very closely with them so they can handle the requirements for backward compatibility of all these networks over time. So we see a real synergy there, and a growth opportunity.

        Let me talk about data. IP/MPLS, moving out from the core to the edge, we believe that is poised for growth. Customers desire new services with existing quality of service levels. This is a message—if you're going to charge premium services, premium services being—surrogate being ATM/frame relay pricing, you need the same level of quality of service, or higher. And so our customers are driving us to look at that and deliver it.

        The third one is, customers are asking to leverage their existing network infrastructure, as well as interoperate with existing networks. We believe a gradual migration is a more realistic and probable outcome as these networks evolve towards a converged network requirement, rather than a cap and hard shutdown and go onto a new overlay network, an IP/MPLS network.

        So we'll look at this in some detail, but we believe these are reflective of what customers are looking at right now. The addressable market that we are focused on, four specific application areas, layer three IP/VPNs, layer two VPNs, IP/MPLS in a converged network, as well as metro Ethernet.

        The market, as you can see, there, is growing at a compound average growth rate of approximately 17%, up to about an $8 billion market by 2007. That's not the secret. There's a lot of competitors in there. There's a lot of value propositions floating around, but if you look at the magnifying glass that we put here in this graphic, there's a transition point where customers are taking a different look at this and these applications and how to implement solutions.

        And if I look at each one, I can kind of give you a before and after. In the metro Ethernet, kind of a best effort environment of today, moving to a quality of service guarantee or assurance kind of environment for tomorrow. If I look at separate overlay networks of today, moving towards converged networks of tomorrow. How are they going to get there? Those are the questions they're asking.

        ATM/fame relay, moving to an IP/MPLS with a guarantee or assurance of quality of service, and then finally IP/VPNs, again, moving to IP/MPLS. Each of those, if you look at that timeframe indicator, we believe in the next 12 to 18 months. Customers are doing a deep dive, thorough evaluation of their options, and how do they move from where they find themselves today to what the desired state is tomorrow.

        Based on many, many conversations that we're having right now, we feel our—excuse me—value proposition has merits. One of the key differences is the concept built into the 8800 architecture which really is just any port to any service interworking capability. If you look on the left-hand side of protocols and the interfaces we support, from ATM/frame relay, TDM, IP and Ethernet, full range, and that's a good start. The ability, though, to basically look at a customer's network who might have a frame relay network today—call it 10 locations and they want to add two more locations, they may choose to do want to do that with metro Ethernet. We can do interworking. That is a key piece of what we call is the thoughtful, gradual migration from today's network environments to the desired network environment for tomorrow.

        Not wanting to go through every one of these, but just picking one, ATM, what you see here is the ability to take ATM to ATM to frame relay to Ethernet layers to AN3 (ph). All of these working with carrier class, if you will, routing and switching capabilities and operating at wire speed. This is a definite advantage and a differentiator between us and our competition. We think this has merit.

        Now, let me offer this one, taking a little bit of a different curve in my comments, here. I'll cover the data customer decision criteria here in just a second, but there are three kind of messages that keep coming up when we're having conversations with customers. The first one is our competitors would say that hard quality of service and per-flow guarantees aren't necessary in an MPLS-edged device if traffic engineering is done right. What that means is the carrier is expected to over-provision the bandwidth necessary for the application to assure that there is no contention, therefore no packet delay or wash.

        To us, it seems like overengineering at an exorbitant price. Our competitors say dual-router redundancy's OK. That's the way the present method of operation works. Ours is, if you can do it with one box and do it well, you should. Our competitors say that interworking isn't an issue, because legacy networks should be capped and new services should be deployed on a new IP/MPLS-enabled network. We believe that gradual migration that I mentioned before is more likely as a way of evolving the customers' current environment to the future environment.

        So if you look at these—I'll call it criteria that I put down here, it falls into the following four categories. In terms of interfaces, so if you believe that some of the things I just mentioned have merit or relevance to a customer, then you say you better have the right Ethernet interfaces. Fortunately, we do. We cover from 10/100 up to 10 gig.

        If you believe that transition from existing ATM and frame relay is a requirement towards an IP/MPLS environment, you better have those interfaces, and we do. If you believe that per flow quality of service—we have the full complement of IP interfaces. If you believe that we need to have per-flow quality of service, in this case, per customer visibility, we believe we offer an unmatched ability to offer custom per-customer services. Specifically, the service provider can define a customer flow that can be assigned its own unique flow, its own queue. It can be policed, shaped and managed with statistics specific to that flow, enabling a service provider to charge premium pricing, in our opinion.

        If you look at guaranteed service levels, per-flow, per-customer management and hard quality of service are required to deliver these guarantees. The competition thinks in terms of class of service, in this case, cold server burns, and they prioritize traffic into these groups but can't guarantee service. So we think there's another advantage that will allow customers to charge higher prices over time.

        In the reliability category, again, you've got to go back to the issue, if you're going to eventually move ATM/frame relay traffic, as an example, over to this, you have to have the same level of reliability. Hitless switchover allows us the ability with one plus one protection for both on the root processor and the management processor. We believe we have an advantage over the alternatives in that area.

        And, finally, in terms of label-switch path redundancy, the ability within 50 milliseconds to switch over, which is meeting the SONET requirements in this case, the ability to switch over to an alternate path within 50 milliseconds is another indication of the reliability of this platform. In the aggregate, the value proposition is different. We believe it has its merits, and we believe, based on initial customer reaction, that we should get some good traction.

        When I look at the four applications, one of the interesting things is there's no common starting point. Each customer is looking at their network environment—go back to that magnifying glass—in a slightly different way, by looking at their immediate requirements plus their long-term aspirations and trying to figure out how to start. In our experience to date, any or all of these four combinations are active at the same time, some in multiple situations within the same customer.

        What we find right now, and I'll give you a couple of customer examples here in the next couple charts, is that we have over 100 customer opportunities that we're currently working on right now to evaluate how do we move from current to future, and then 30 of those-plus are in a a trial situation, where we're taking it down the path towards a decision. So we're encouraged, and we're doing this in a very thoughtful, organized way, because you can get really kind of carried away and distracted.

        There is a fair balance between tier one, tier two, wireless and wireline in all of that customer activity, so we are managing it on a customer category by category.

        Let's take a different customer. This customer, right now or did have an OCN network for DSL aggregation. They had core IP for Internet, they had IP/VPNs, they also had an ATM/frame relay network. They were faced with a dilemma. They said we're running into a problem and we also had scaling issues with the existing ATM/frame relay network. We needed to make some changes.

        The first drivers were to address DSL aggregation as well as native gigabit Ethernet. They needed to offer that. But what they did is they looked fast forward two phases, phase two being let's bring that down to fast Ethernet and then phase three was begin to migrate ATM/frame relay traffic over this towards a converged network.

        So, the reason we basically wanted is that we offered a view that could span all three phases with quality of service, give the assurance of the value proposition you saw on the last chart, and we're working through this whole evolution with the customer as a close partner. We're encouraged by it. This is a good example of one customer who has already made a decision, and they made it based on short-term capabilities as well as long-term objectives.

        Another example is a customer who started off at my immediate need is service interworking—ATMs, gigabit fast Ethernet, frame relay, and needed to be able to offer that so they could offer efficiency to their client and into their network. Quickly, though, we got into a second application, which is converged transport, by sending transport costs by combining multiple layer two and three applications into a single converged network.

        The third application that we're working with them right now is Ethernet aggregation with quality of service, where they want to be able to offer that and take advantage of it with premium pricing. Three applications, one customer, one platform.

        So the conclusion I guess is the following. Number one, the demand drivers look solid for the foreseeable future. While that isn't assured to stay the same, for right now we see the external demand drivers and we're working with those to be in the right position to take advantage of those demand drivers.

        The second one is, we have very strong focus on these targeted enhancements to make sure that they have a good, quick return, but also very specifically meet the needs of the customers with their existing and near-term network requirements. Good news is, we're winning a fair share.

        The third one is, the new data capabilities facilitate this migration through that converged network, which if you them that is—IP/MPLS converged network is kind of the destination of choice, the path being uncertain for many customers. We are working with them to help identify that path to that desired new state, and allowing them to offer profitable data services along the way.

        The data value proposition, hopefully I made some progress here in helping you understand the value proposition. We think it's relevant. We think it's based on strong customer feedback, ones that they can build their business model around, and it's gaining traction.

        In the end, our goal is to offer the smoothest transition from today's TDM-biased environment to tomorrow's IP environment with quality of service. We think we're making progress. We're encouraged by what we're doing with our customers, and I look forward to taking some of your questions in the panel, but hopefully you've got a good sense of what's going on in wireless, wireline and data.

        Thank you very much, and I'm going to announce a 15-minute break, and then we'll come back and reconvene with Tim Wiggins. Thank you.

Tom Scottino—Tellabs—Senior Investor Relations Manager

        Excuse me, folks. We are going to get back on track here in about three minutes, begin with Tim Wiggins, our CFO. Thank you.

Timothy J. Wiggins—Tellabs—EVP and CFO

        OK, if you could return to your seats, we'll talk some numbers.

        Well, good afternoon, everyone. I'm Tim Wiggins, Chief Financial Officer of Tellabs. There's a few things I would like to cover this afternoon. First, I'd like to talk about some of our recent financial results. Then I'd like to provide some additional insight to the recently announced AFC transaction, and then I'd like to bring you into, if you will, some of our thinking about a new financial model and where we're trying to take the business. Taking you through all of that, that will bring us to a point where we can do the Q&A with the full panel.

        Well, it's interesting for me as I look backwards a year. It's been about a year for me at Tellabs, new to the space, new to the company, but it's remarkable what a difference a year makes, and I'd like to touch on some of those things as I try and put in perspective what's happened at Tellabs over the last year.

        Our first quarter a year ago, we had a substantial loss. We were facing significant staff reductions. I let go one in four of my staff in the finance area, and IT. We are looking at supply chain issues, outsourcing, what are we going to do to drive our costs down. We were wondering where the bottom of the market is? Were we going to have to go through this restructuring and have to do it again a quarter late?

        So, really, the company was in a defensive mode, trying to really get our sea footing back. Where are we a year later? Well, we see strength in our core products. We have a growing and profitable business on both a GAAP and a non-GAAP basis. We've significantly reduced our op ex run rate, down some $80 million on an annual basis, as down from the mid-$140 million a quarter a year ago to low $120 million a quarter today. We've outsourced our manufacturing and seen at least four points of margin improvement, or at $1 billion of revenue, over $40 million of savings.

        We've entered the IP/MPLS multi-service space with the Vivace transaction. We're about to enter the metro Ethernet with our next generation for the 8100 and the 8600 products that Steve talked about.

        Of course, we've appointed a new CEO, Krish Prabhu. We have three new voices, or perspectives, on our board of directors. We're delighted to talk about our first quarter revenue growth of over 19%, a year on year $62 million turnaround in our net income. Of course, doing all that, we made an acquisition, spent for the Vivace deal about $130 million in cash, but even in light of that, we saw $170 million of increased cash. And, of course, last week we announced the transaction with AFC.

        Here's a picture of the sell side opinions of Tellabs a year ago and where we are today, and you can see that we're starting to convince people we see a move in the right direction. I'm hopeful that maybe after today we can move a few more of you out of the underperform or sell, at least move you over one. But I think the market's beginning to appreciate that there is some substantial potential here and an interesting play in Tellabs.

        Our revenue growth certainly is helping. Last year, while we were searching in that first quarter for the bottom, we found, I think, the bottom of the cycle. We posted sequential quarterly revenue growth in '03. That's the blue on the chart.

        Again, as we looked into the first quarter this year, the goal, if you will, strong first-quarter revenue growth. That's the 19%. And we're hopeful that the balance of that will continue on that trend. What you're seeing there is a First Call estimate mean, so you see continued improvement based on that through the balance of the year, and also when you look at the chart for the total year of some 15% improvement year on year, an encouraging picture. Hopefully, we can do better than that.

        OK, this is the classic hockey stick. We've all seen it in forecasts, but the good news is that this chart is actuals. They're based on our pro forma gross margins that when we were looking at it early in the year, we were looking at about 42% a quarter. I like to reminisce—I told the board at one point that if I come to you with this forecast early in the year, because there have been two problems with it. I said, number one, you wouldn't have believed it, and, number two, I wouldn't have believed it either.

        There a lot of things working to make this happen. Certainly outsourcing is one. Volume is another. Customer mix and product mix has a big impact on this. But it certainly is very advantageous when you're trying to turn the company around financially.

        Another important element here, of course, is expense management. It's key, it's hard work, but it's critical. We have more work to do here. More on that later. I'll give you some of those thoughts as we look at the model going forward. You also notice there are two lines here. One is the target that we have internally. The other was the actual. So we were able to beat our target throughout the year, but I wanted to point out that the two lines are converged, being that we've I think run some of that slack out of the system and at least for now we don't expect to be substantially below the target that we're trying to guide to the street. This is one area we've felt at Tellabs that we control, largely, and we need to be in a position to give some fairly firm guidance on this and manage to it.

        So we continue to work with this. It's a very important element of our story going forward. Well, this is what happens when you have volume up, margins are up, and expenses are down. In telecom terms, this is our triple play, if you will, at least financially.

        OK, so we've had some positive improvement. Let's turn for a moment to the AFC announcement and take a look at that from a little different perspective.

        I'd like to cover some of the financial implications of the transactions as best I can and talk about the environment we're in—talk about the synergies, both the revenue and cost, try and give you some insight to the deal-related amortization and other costs, and try my best to explain the book tax implications, which hasn't been so easy. But anyway, with that, let's dig into it.

        OK, just to revisit some of the key deal points, on the day we announced, $1.9 billion deal, $21.24 a share. In reality, it means we're going to give 1.55 Tellabs share and $7 of cash for each AFC share. The cash largely comes from AFC balance sheet. That means 136 million shares will be issued, 552 million shares outstanding when we're done. We're looking and hopeful for a third quarter close. And you can see here from the triangles that this fits into the adjacent market strategy that both Krish and Steve had talked about earlier.

        I'll walk you through a combination, given the guidance or lack thereof from Tellabs and from AFC, we're using First Call estimates. So what we start with is the standalone estimates for Tellabs, and depending on when you pull up the First Call, you'll get a slightly different answer. Let's use 31 cents a share. This is for '05. And then we need to make some adjustments.

        So, the first thing we want to do, because of this tax adjustment, which we're going to cover here in a minute, we wanted to get this up to a pre-tax basis, so I'll adjust it up for 12 cents for pretax so that we can look at the accretion/dilution on what we think is an operating basis in the way that at least one, to mention that we'd like you to think about the transactions.

        OK, so let's add the AFC pretax, based on the estimates around $70 million. We know that there is going to be a loss of interest income on the AFC side when we put these two businesses together. Six-hundred million dollars of cash roughly used in the business. That's a negative two cents. In my waterfall example here, $800,000 to $900,000 negative on the other income line for the combined entity.

        Well, we know we're going to issue shares in the transaction, so we've laid those in here as well. It amounts to about 11 cents a share, 136 million shares that we talked about. But when you kind of add all that up, you can see that the transaction is around neutral on a pretax basis depending on which numbers and which Tellabs and which AFC. But slightly the dilutive to neutral on this basis.

        Well, we've given you some guidance on synergy, I wanted to touch briefly on the process that we used. We got the key people together on the deal and said we'd like you to give us some sense of revenue synergies by product type, looking at your channels and our channels and the like, geographic. We want a low, medium and high case synergy, and we want you guys be committed to the middle case, because we may very well, if the deal goes forward, come back and ask you to deliver it.

        The reason I tell you all that is that's a process that gives us a good underpinning for data to make some assumptions, but it also likely produces a conservative set of assumptions in terms of what you're going to get. Krish has said to me if that's all we get, I'll be very disappointed. But it forms the basis that has some meat to it in terms of analyzing the transaction.

        So, on the low case, what we did in terms of giving you some guidance was we said think about it between 7% and 10%. The good news was that given the way the transaction looked on a pretax basis, we didn't have to come up with giant amounts of synergies to make the transaction make sense financially, even though we know it makes a lot of sense from an operational standpoint.

        So here's 7%, three cents. We also said, well, it's a range between 7% and 10%. So I'm going to use the 10% example here, about four cents of synergy, and I'll give you some detail on that here in a moment.

        So, given that data, I thought I'd at least run through some numbers in terms of one way you could look at it to give you a feel for some of our thinking, and then I'll dig into some of these in a little more depth here in a moment. OK, so we've got the 7% and 10% laid out on the chart. If you work your way up from the bottom and you think about the other guidance we gave you, which was about two-thirds of the synergy we expected from revenue, about a third from cost.

        So you can see we laid cost numbers out, $6 to $8 million. These costs relate to a number of things, which I'll give you a pie chart here in a second, but it also helps you develop some estimates. One is some revenue numbers of $30 to $42 million—on a combined company basis, not huge numbers, but these are numbs that on a fairly short basis, and with the threat of having to deliver them in your incentives, the team came up with. I think there's more here. We'll work on it. We also used a fairly conservative gross margin, incremental margin rate, below both of the companies' rates to say, you know, we want to make sure that we've got an ability to put these into the market.

        So I would hope more revenue and more margin, but this is the basis that we developed the estimates.

        On the cost side, $6 to $8 million, where is it coming from? Public company costs, I think you guys all recognized that. Shared services. We also looked, as you can see on the sales and marketing, in the sales channel. In the sales channel area, we're thinking largely in terms of overhead savings as opposed to feet on the street. And then in the R&D area, a fairly small number, given the lack of significant product overlap, and what we're really thinking of consolidating tools, principally here in that cost savings.

        I think these numbers are probably closer to what we'll really achieve, maybe toward the $8 million range. This isn't going to vary, and doesn't have the upside that revenue synergies would have, just given the nature of what we're looking at here.

        OK, so that's the synergy piece. Well, we also said there are some accounting-related things that we wanted to get on the table and help you understand, and I think in some ways ask the Street to think about the transaction, both before and after these. One is this amortization.

        So we've laid up a mid case here, and I'll give you in a moment some of the details. So I think the key things to take away on this chart is, what's in here? Well, we're going to pay a premium over the book value of AFC around $1 billion. We know that some component of that is going to be allocated to amortizable intangibles. Some of it will be in goodwill. The amortizable piece, based on their recent acquisition of Marconi and some of the work we did at Vivace, develops a characteristic of a non-cash charge. We also know there's some deferred compensation expense.

        So we came up with an estimated range—again, we need to do the work, the detailed work, on the ground. But we thought somewhere between $70 and $120 million of charge. We used the midpoint here.

        If we look at the next slide, again, some of the things that we talked about. The incremental amortization of $70 to $120 million. When you think about this $1 billion over book value, and say, well, we've seen numbers like 40% to 75% related to intangibles. That's $400 million to $750 million. You see a life of five to 10 years, if you use seven years in this example. I think the stock charge—this is for putting the AFC people and their options into Tellabs options. We're required to expense that over two years—somewhere around $10 million, give or take, $10 to $15 million a year.

        So we came up with this for purposes of this illustration. I want to stress as best I can that that work needs to be done and we're trying to give you a directional sense on how the mechanics of the deal work, but it'll take some time on the ground to work through the intangible situation and what is allocated to goodwill and what's allocated to intangibles.

        I also, on the bullet, before I run off too quickly, mentioned the in process R&D. Never say never, but we, based on our initial sense, don't expect a big charge on inprocess R&D, but I think the key thing is how the appraisers look at where the FTTP process is, thinking at this point is that that product, by the time we get to close is in the field as is presumably working quite well, so at this point we don't expect a big charge there. We'll let you know if that changes.

        OK, having navigated hopefully through that a bit, that brings us to the tax situation, which is very unusual and I'd like to attempt again to explain it. Tellabs has had some significant book losses. So we've generated positive cash flow through the downturn, particularly as our balance sheet has shrunk, but we generate a lot of book losses and that's created some tax asset (ph) for us.

        In fact, a pre-paid asset. It means that in the future there are taxes that we've paid, so we can get back as we earn more money, but under the accounting rules, if you have a lot of losses, they say, "Well, we're not sure you're ever going to collect that back, so we need to put up a valuation allowance to cover it."

        We have about $250 million of—we have about $250 million of this tax asset and valuation. That's not the income that will shield. That's the actual tax amount that is protected both from a book at this point and from a tax basis. So it's their sheltered U.S. income, it relates to our U.S. business. The net effect is in our current standalone situation that our book and cash taxes are similar. Ultimatelty, if Tellabs continues to produce the kinds of results we have, we would remove the valuation allowance by trading income from our income statement and we'd go back to more of a statutory book rate. So, eventually this problem corrects itself.

        The acquisition does have an accounting impact on this. We're likely to have to put up the first tax liabilities in each transaction, which is normal when you have these kinds of intangibles, it would offset my valuation allowance, it's likely to affect my going forward EPS by increasing my tax rate.

        However, cash taxes remain unchanged. Let me show you a chart that may add a little bit of light to this. What you're looking at is our current situation, our book and tax in the two columns. U.S. You can see at the top, zero in both cases under current. International, we don't have the same loss carry forward, so we have in effect the full statutory rate. You can see a blended rate. It's not meant to be precise but to illustrate how this works.

        AFC, because of some of its cash investments are in tax frees, enjoys a below statutory rate, around 31. So you would get a blended rate today of about 26 percent. If you look over to the after, the normalized column, the principal change here is in the U.S. book and tax. So the takeaway point is that if we put up these deferred tax liabilities, it wipes out my valuation allowance.

        My book tax rate is likely to go up and we use the midpoint of 35 percent here. We won't know until we've done all the purchase accounting, but we thought we'd give you that shows a result that's towards the high end.

        But what I want you to take away from this chart is from a cash standpoint I haven't lost the $250 million of asset. It is still there, it will shield both Tellabs North American income and, once combined, it will shield income from AFC, until we've, in effect, burned up $250 million of tax we would have otherwise owed. And so the net takeway on the after column is that a blended rate in this example would be 35 percent book, but my tax, or cash tax, would stay the same, 26 percent.

        So that is a very complicated subject. I believe in your folders I asked my director of tax to put together a summary just in case I had 16 questions in the panel discussion I could at least say, "Look in the book, there's some words there that'll help explain it, but it's unusual that a company would be in a position where we had this tax valuation when we're doing the kind of transaction we're proposing with AFC.

        OK. With all that said, there's another shift I'd like you to make with your thinking. And if you will, I'd like to bring you into the offices of Tellabs and help you listen to conversations that Krish and I have and we have with other members of the senior management teams. Let's really turn on what are we doing with the business model and what can we do with expenses and what can we do with operating income and while we're not here yet, this helps you understand what we're thinking about internally and what we're driving toward and maybe it'll help you frame some of our behavior as you follow us going forward.

        Maybe the first place to start is that at Tellabs, one of the ways that we organize our thinking about the business is to think about it across these four areas. Customers and product, our people and our shareholders. And for each of these areas we've developed objectives and we have metrics and so at a very high level we wanted you to know what do we think about when it comes shareholders. And our answer is we want to reward our shareholders with growth and profitability and we recognize that at any point in time we could have high profitability and no growth or high growth and no profitabiliy, but the only way you win and we win is we've got to have both together. So not all that profound, but that's what we're thinking about, and how do we measure that? Total shareholder return, which is a measure of share price, appreciation, dividends if there were some, spinoffs, whatever we can put in your hands to create value.

        Well, I looked at the history because I thought at least that's one way to help us set what that total shareholder return number should be, because we haven't figured it out exactly. So we know that in periods of time at Tellabs that return has been exceedingly high and certainly at other points in time it has not. What we did do—run a measure of what that return's been since the IPO, I'm off a couple of months here but I think it's directionally correct and that means even considering the tremendous increase in our revenue and the profound profitability and the share price that we enjoyed in 2000 and where we are today, when we look at it from the IPO through early part of May of this year, it was about 12.2 annual return for 20 years. We don't think that's enough. We want you to know that we're working on creating a step change to that return. We haven't picked a final number because it's a function of how much growth can we get and how much cost can we drive out. There's some other data on there, interestingly enough, the one I found fascinating is that the stock has split 48 times since the IPO. Well, the goal, as you can see there, step change in this. It's aligned to tip up, create the slope up higher and do better than 12.2 percent.

        One way is you work on your financial model. A year ago when I joined the company, we were struggling, frankly. Last year we lost, on a book basis, GAAP basis, $250 million and people said to me, "What's the model? Where are you guys taking the business?" And I was able to stammer—we're driving to 10 percent operating profitability with the ability to get to 15 percent when we have leverage. And I have to tell you, the first couple months I had no idea, given the numbers I was looking at, how we were going to get there. I'm glad to say a year later that we found 7 percent operating profitability in the first quarter and talking to Krish said, "I think we need to reframe this to 15 percent target with ability to get to 20 percent with leverage." And how do you get there? Well, our thinking is the gross profit margin in that sample model, around 50 percent. You can see the R&D and SG&A, 13 to 18 percent in R&D, SG&A 15 to 20, that produces a result. I can tell you that Krish certainly wants to be at the high end of this scale.

        Let's look at some of the historical patterns at Tellabs to help you make sense of what we're shooting for and give you some ideas on how do we get there. This is a view of our historical gross profit margin on a non-GAAP basis from 1980 to today. And so, when you start thinking about 50 percent is a target and we ran a framework around that to give you a sense of sensitivities so you can see with solid products and good volume that we did substantially better than that. I'm glad to say that we made profound improvements in the last couple of months, six to eight months in terms of back into that zone, but we think based on looking at this period of time, the 50 percent makes sense and we think we can do that. So our goal in this area is to maintain the margin. What are we thinking about? Well, certainly the first thing we want to do is optimize our product and customer mix and you should see the impact that's had in the last couple of quarters.

        Krish talked about some of the other things we're thinking about in terms of R&D and the product selection, but we're talking about optimizing design for flexibility, manufacturability and cost. There's a whole series of things that are involved there and continuing to refine our supply chain model to drive out costs. So we're in the target zone. This, by the way, is for Tellabs only. We're still thinking about what happens to this model in the joint combination, and obviously AFC's margins aren't at 50 percent, but that's something that's kind of still a work in progress. So we think we can maintain the margins in that zone.

        Historically this is a view of or R&D expenses. Yesterday if you look at this chart, I asked Mike, first, Mike, how on earth did you guys do 5 percent R&D? And you can see the first eight or 10 years the line was below the 12 percent bracket. Mike kind of whimsically said—Mike Berck is one of our co-founders—said, "You know, I was the only engineer that was developing products for a long time." I said "Well, Mike, is it takeway, we just need one guy that's very prolific?" But I guess the point is is that for a long period of time we were at or below our targets. You can see that when our volume came down and we continued to invest heavily in these programs that Krish talked about today we got significantly out of bounds here. You can see a profound change in the trendline and we're driving back to this zone. This is where we need to be to make the numbers make sense, to make this—returns for our shareholders make sense.

        OK, what are we going to do in this area? Well, one, we've made some substantial progress, you saw that on the chart. Dropped this over $125 million. I think where you'll see us selling is at fewer low-volume platforms. It's very difficult for our business at our size and scale to have a lot of these products that have relatively low penetration but require significant R&D. While we talk about Moore's Law on the hardware side, the software doesn't have a Moore's Law. Software gets longer and more complex. So I think we have to think about what are we doing as opposed to trying to do it a lot faster and do less of that where it doesn't pay the kind of dividends.

        Same kind of thinking target size and development efforts to our best opportunities and look at common hardware platforms where we can reuse some of the parts, differentiate by software. Well on our way to making progress here, but this is a long term thing that we need to continue to work on.

        Near and dear to my heart, of course, SG&A costs. I think our challenge here is probably no different than the challenge for most businesses in our space. You can see that for periods of time we were significantly out of bounds here. Particularly in the late 80s, early 90s. Then volume kind of came in and helped us fix the situation and then we fell out of bounds. So, significant work to be done here. We believe we can get it into the target zone. How are we going to do that? Well, one of the things we're doing is looking at how we go to market with our product, do we have the right business model? So I think as we go forward, think about us using direct sales with select key customers. It's an expensive way to go. Look at us focusing on key partnerships to leverage the channel. We talked about Nokia and Ericsson and thinking about other ways that we can have other people selling our products, and, conversely, taking other people's products and putting it through our channel. AFC would be a good example of that if it plays out the way we think. The other objective is we want to hold our G&A at least flat in the face of growing revenue, again, we've got to tech this but we're making real progress.

        OK. To summarize, positive momentum in the core business. The AFC acquisition is positive to our pre-tax operating income in '05. It gives us a platform for significant other positive things to happen and we're driving hard towards implementing this new financial model. These three things together are certainly very positive for earnings growth.

        OK. What I'd like to do is now to invite my fellow executive officers back up and we'll take your Q&A.

QUESTION AND ANSWER

Timothy J. Wiggins—Tellabs—EVP and CFO

        You get my book.

Unidentified Speaker

        OK, what we're going to ask you to do is if you have a question, raise your hand and either myself or Steve will come get you a mike to run the panel Q&A. Thanks.

Gina Sockolow—Buckingham Research—Analyst

        Gina Sockolow, Buckingham Research. Could you please describe the integration of products from Advanced Fiber with your own products in terms of where the handrops are by product and by ISO layer and any interoperability considerations and capabilities that you see in the future? Thank you.

Krish Prabhu—Tellabs—President and CEO

        OK. Let me take a crack at that. I think I understood the question as what will be the two complimentary product lines. You know, we play the transport space, moving more to the left into data a date blame the access space. So the interoperability that you're talking about the two product platforms really happens at the first central office where the products meet. They go from the center office to the end customer. We go from central office to central office. At that central office the interoperability is through standard interface for date. Going forward we look at five years out, we think customers will be looking at a broad spectrum of services to the end users, to the consumers, you know, the cardboard triple play. We talked about voice over IP services, we talked about prison space services, mixed wireless and fixed. So as you look at a spectrum of services that customers will offer, the framework, common framework that will extend over both these platforms will be MPLS because in a package environment, MPLS with port flow quality of service guarantees Q the type of service guarantee you need to ensure that both circuit-based services and packet-based services perform to customers expectations.

        So, in that environment I think both platforms will then interoperate not just in hardware to a standard interface but also in software by ensuring that the MPLS capability that you have in the transport platform would also be on the access platform so that we can do in to guarantee of quality of service. On a port flow basis and think of a flow as Keith pointed out as one customer looking at his spectrum of services wanting to ensure that voice services perform to his expectations.

        Now, I don't know if I answered your question, but that was my understanding of what you had asked. You know, maybe I missed something.

Gina Sockolow—Buckingham Research—Analyst

        Specifically let's look at the 8620. Now that that's coming to market will you need—how does that—which event AFCI boxes is your safe with it? Now, because that's a two and a half layer and AFCI is a layer 1 if I understand correctly. So the question is, what about the interfaces, what about the handoffs, what about the network management, do you have to do control-plane technology on it and then working away back into the core with the other Vivace box where are, is there any interface implications there? And then, back at the edge with fiber, with the FTTP assuming there is some semblance of success there will you need fiber interfaces and at what layer, what level will you have in the timeframe for developing them? Thanks.

Krish Prabhu—Tellabs—President and CEO

        Yeah, the 8620 is an enterprise access and/or wireless backhaul. Next generation product to our existing nonic(ph) access platform. The ACR product play in the residential access space and I don't know if our T&E peer interoperability has any of the latest ferdandit(ph). In shipping there is an interoperability specifically for those two. Maybe you can comment on that.

Anders Gustafsson—Tellabs—SEVP Global Business Operations

        I'm not sure if it'll be 8620 or so, but I think we see at the on top of the broadband DLC we can see the requirements for D-RES or other Ethernet functionality which can take care of that traffic. So I think we expect that we will have synergies between our product in that area, particularly when we move into—talk about triple play and video distribution, for instance. There is some product in the AFC portfolio, by the way, that are ATM and Ethernet-based to do video-on-demand and do things like that. And I think that area we can definitely assist them in providing a more robust quality of service implementation and have more R&D capability to thrive in that area. So I think that there are some areas on the Ethernet data side going forward where there will be definite synergies and where we can assist them, but not so much from a netrobanishment(ph) system or from a real interoperability perspective. I think that's going to be fairly standard interfaces between these products.

Greg Mesnaieff—Credit Lyonnais—Analyst

        Yes. Hi. Greg Mesnaieff of Credit Lyonnais (inaudible)...

Krish Prabhu—Tellabs—President and CEO

        (inaudible) can you dim the lights a little bit I'm (inaudible). Obviously the lights and not the people. Thank you. OK.

Greg Mesnaieff—Credit Lyonnais—Analyst

        Let's try this again, sorry. Quick question for Tim. You may have covered this in your presentation. If you did, I'm sorry. Any issues relating to markup of acquired AFC inventory and how that would impact gross margins going forward?

Timothy J. Wiggins—Tellabs—EVP and CFO

        We're not expecting any at this point. We're just beginning the process of digging into revenue recognition issues in terms of difference but at this point, nothing on our radar screen related to that.

Simon Leopold—Morgan Keegan—Analyst

        Thank you. Simon Leopold from Morgan Keegan. My question is regarding the acquisition of AFC. If you could give us an insight into from Tellabs as a company's perspective, what's gone wrong with past acquisitions? Clearly Tellabs does not have a great track record at integration, while Krish, at his previous company, made a number of acquisitions that I think people considered successful. What did you learn there that's different from what Tellabs has done in the past and why will this acquisition succeed where others maybe have not?

Krish Prabhu—Tellabs—President and CEO

        I can't—Simon, I can't talk about why Tellabs acquisitions didn't succeed in the but I can give you my perspective more as an outsider, because I was outside of Tellabs at that time. I think Tellabs predominantly made technology acquisitions. I mean, our technology acquisitions was of the Salix, Nettor or even recently Ocular and Vivace. There's a couple of things that I really tree(ph) think we are banking on. You are raising that this technology is largely developed so there is no technology risk and I think they may have been a little optimistic in that because there is still technology development to be done, certainly as I see Ocular and our NGA effort now. A lot of development was done after that was acquired.

        The second assumption is made is the market is ready not only for this technology but will embrace it and our channel is so powerful that as we teed (ph) this technology in our channel we will get the kind of traction we need to justify the costs we are paying for this acquisition. My sense has been that that timeframe between late 90s to 2002-2003 there were a ton of acquisitions made by a ton of people. Go back to Lucent Depend and Nortel the big sheriff(ph) acquisitions and Cisco and Spytop, much hyped and many books having been written on what an acquisition machine it is. You know, they've got all these examples I have not done but I bet that there are very few that once you look back on and say was really successful. And clearly my job in my previous company, pure technology acquisitions had their share of failures for the market average. Where we did succeed was in acquiring ronday the business and integrating it and building on top of that and I really believe that's the opportunity we have with the AFC Tellabs transaction. AFC is a ronday business, I think the tier-1 customers in North America we create a compelling supplier. We've become a more relevant supplier between Tellabs and AFC and as AFC is trying to launch into ourbars, I think Tellabs can come in and give AFC significant lift.

        So I feel reasonably positive that the integration of these two companies has a better chance of success and believe me we did address this very question. Now I'll invite my Tellabs colleagues who'd been there when those other acquisitions were made they feel they have some answers as to why that didn't work and why this one would work.

Timothy J. Wiggins—Tellabs—EVP and CFO

        I would say the first reason, if you want to say it that way, isn't whether or not we ran a good integration—merging of the two businesses. I'd say that's the lesser of the issues. I suppose we could always do it slightly better, but at least Ocular, I think that one went fine. The issue is the market moved and when we were doing our initial analysis we had made certain market assumptions and the markets keep moving, that's a natural state, and we had to do a lot of work as Krish mentioned to complete the product and position for the new market. So one could say that that wasn't the acquisition success that we wanted in that one, but we evolved with it. If you look at some of the others, same thing, I think the market moved differently than what we had anticipated going into the acquisition. In the case of AFC I think there's a strong, solid business there with a clear vision around where the market's moving and while it will continue to evolve, I think we have a higher probability to move with it with great success than maybe some of these more startup oriented acquisitions we've done in the past.

Simon Leopold—Morgan Keegan—Analyst

        Is it fair to interpret these comments as suggesting that Tellabs is a believer in the continued growth of AFC's DSL business and its fiber-to-the-home business that your view is it will be a reality?

Krish Prabhu—Tellabs—President and CEO

        Oh absolutely. This is not quite decision because there's an opportunity to acquire a company. First of all this discussion has been going on for 12 months or so, way before I came in, certainly in the last few months. I spent quite a lot of time on does-this-make-sense? I do believe that access of an idiot (ph) investments for mainstream U.S. operators, especially the legs will continue to be a key opportunity. And today there's only one player and that's Alcatel. And so whether it's fiber access or DSL access or access enhancements to support widespread voice-over-IP, access enhancements to aggregate wireless access points, access enhancements to support IP video, I mean there is a ton of things especially as end-consumers experiment with a broader spectrum of personalized services. Access investments will be a key part of the capits(ph) that let's continue to upspend. And I do believe that right now this combination of AFC and Tellabs has a key position in trying to be a solid number two and hopefully, if we execute very well, maybe even aspire for a number one spot down the road.

        But it's not just fiber. Fiber is clearly one thing. DSL is another thing you mentioned but it is overall broad—broad—investment in access of other categories for our customers.

Brantley Thompson—Goldman Sachs—Analyst

        Hi, it's Brant Thompson of Goldman Sachs. I've got three questions. The first: When we look at your legacy products line and—you—we talked a lot about seeing some T-1 line growth come back to the market. How should we think about the price per port or just what type of gross or what type of run-rate we should expect to see given that you're coming out with some—in some continual upgrades for that install base?

Timothy J. Wiggins—Tellabs—EVP and CFO

        Like in terms of what we charge or what the retail price is?

Brantley Thompson—Goldman Sachs—Analyst

        Just in terms of well looking at like 10 percent growth for T-1 lines, how should we think about that in terms of price per port? I'm just trying to get your view of what that run-rate ultimately looks like for that legacy business.

Timothy J. Wiggins—Tellabs—EVP and CFO

        Well the—if you go back to the last two or three years as a near-term indicator, we've been able to increase—hold to increase our gross margins on that product line. Giving customers a reduced price while they take advantage of the new high-density offerings the manufacturing improvements that we've made, it's our vision that we can continue that over the next couple of years to hold our margins in that category while delivering better price and performance to the customer. We don't see that changing.

Krish Prabhu—Tellabs—President and CEO

        Are you looking at revenue in fact or the margin in fact?

Brantley Thompson—Goldman Sachs—Analyst

        Yes, from the revenue perspective.

Timothy J. Wiggins—Tellabs—EVP and CFO

        I think Brant—safe to assume that lars (ph) wong (ph) in place and if you look at the price per port for us over the last eight or 10 years, it has come down significantly and I would suspect that we'll be under continued pressure to make value propositions for our customers that make sense. So where we ship hopefully more of them, we'll keep the margin the same, so I think you'll see continued pressure on that price per port. I don't—Steve, does that make sense?

Steve McCarthy—Tellabs—SVP

        One thing you can say from the revenue perspective, when we go from a more wideband to more broadband type of ports. So we'll be up to OC3s and OC12s and the 5500 and the high density. The pricepoints if you were to aggregate it as a T-1 would come down but there's all of the sudden more high density or higher capacity ports. The overall revenue forsec the overall revenue we get for each card is probably higher than it was before. So we think that we can probably offset a fair bit of the price reduction per T-1 equivalent by having more higher density ports. Certainly from margin perspective also we expect to be able to hold margins quite nicely, particularly since we are largely selling into the install base.

Brantley Thompson—Goldman Sachs—Analyst

        So when we net that out what kind of decline rates would be thinking? 5 percent a year? 10 percent a year? And is there a risk if there's a step down?

Krish Prabhu—Tellabs—President and CEO

        I absolute revenue? Brant, is that what you're looking at? Assuming—now what Steve showed you, the 10 percent growth, that was the purpose—the T-1 line counts on the wire line side from our customers. What—when we sell equipment we also take in the wholesale traffic which is not in those charts. Certainly all the wireless growth that we are seeing is not in those charts because they would all be wholesale. So I don't want to correlate, I cannot correlate the 10 percent growth that he showed with some anticipated decline in per port pricing on T-1 because that's only a small sliver. What we would like to do just to be complete and get you a good answer is for us to really look at the other chart that we showed, which I showed which is aggregate T-1 equivalent port shipments, that captures everything and it's hard to see how decline in per port T-1 pricing because of high density configurations is being offset by the number of new ports that we are shipping. We don't have that answer today, but I'll get that for you.

Brantley Thompson—Goldman Sachs—Analyst

        And the other thing you also spoke about was introducing smaller and larger versions of the Vivace product. Could you give us a ballpark idea of what we think the revenue potential is from these products?

Anders Gustafsson—Tellabs—SEVP Global Business Operations

        I don't think we're going to break out the revenue potential for each new product to come out because we are looking to really expand the portfolio, to be able to address different capacity and solutions so we can move it further into the—or towards the act of the network. Not making an access solution, but in a few hours they'll have a much better margin perspective when we address a large network by addressing additional layers closer to the access and we're going to announce the first plane here in the fall.

Brantley Thompson—Goldman Sachs—Analyst

        OK, and then lastly, Krish, given you're going to be working with the AFCI product line competing against Alcatel, can you give us your rundown on where you see Alcatel's weak spots with their relationships that you might be targeting or any insight as to how that might play out?

Krish Prabhu—Tellabs—President and CEO

        Oh. OK. I've actually erased Alcatel from my hard disk so I really can't comment too much on Alcatel and I think it would be inappropriate in this wide forum to talk about prior employers. But I do believe that the American customers, especially the USR box are looking for a choice in their supply chain. I do believe that this choice comes when discontinuity arrives, and one of them is the piper. We know that there was a much publicized parber to the friends, parber the curb, parber in the loop. RFB the OCR box coordinated the RFC request but basically ended up with only the rise announcing one supplier and one initiative. The others parsalgin(ph) particular decided to continue with Marconi Investment and SBC so we're not going to make any major investments right now. Say if I build on that I think that AFC placing two out of three so it's a great position to be in and if we block and tackle and execute properly I think we'll get our share of business. At SBC I think you need a service initiative and that initiative may be a platform for a new plat of business services or something that drives fiber deeper than network. And I think that's a wide open game and I think many suppliers will get a sense to play and I'm hoping that we'll be able to compete and compete effectively.

        Alcatel has a very good position. I think it was a combination of DSL technology that they introduced and they are ahead of others, but also a combination of the DSC acquisition that they did which gave them a deplard(ph) base that they could upgrade and I think because also a combination of key U.S. suppliers like Nortel and Lucent basically withdrawing at the wrong time—or the right timer. So I think there are combination of factors that led to Alcatel's success and I do feel fairly confident that it is a combination of pratfers(ph) that would allow a telarp(ph) the combination to get it shored (ph) up itself. The only thing working against it is the market is really dormant for the next three to five years. Which I don't think is the case.

Anders Gustafsson—Tellabs—SEVP Global Business Operations

        Just a quick, quick point on some of the feedback that we got from customers so far. It's been—in the last week or whatever since we've been out talking to people they are looking for choice and they see Tellabs—they've been giving us very sound, positive feedback on the combination. They think it makes a lot of sense for them that they would rationalize the work with fewer, larger vendors and they definitely want to have more than one strategic partner in the vendor stakes.

        Hi, thanks. The microphone (inaudible). It's Ehud from J.P. Morgan. Tim, a couple questions for you and then—it's hard to find the right spot—and then Krish and Sifu as well. When you—Tim, when you're looking at your target model years down the road and you have the construct set up, when you look at the revenues can you give us a sense as to what the target revenue breakdown looks like? Clearly, following up on an early question, several acquisitions in the past we certainly had higher hopes for some of the newly acquired product. To date the revenue model continues to look strong in the 5000 family and weaker for the other products. If you can give us sort of a sense as to how that's going to evolve, including the Advance Fiber products. Rough kind of revenue breakdown. That would be helpful. And then on a related note, the '05 earnings announcements that you put up there is based on first call earnings numbers which are based on first call '05 revenues which generally includes somewhat of around a 5x increase in fiber to the prem revenues for advanced fiber between '04 and '05. It's generally on most of the models. And model out '05 revenues for Advance Fiber versus '04 and that's sort of what you—it seems like you're implicitly using in your modeling. Your justification, at least, for the acquisition, is that something that therefore you are somewhat relying—internally have relied on, this 5x growth from a somewhere around $20-25 million number in '04 to '05? And is that something you do believe? That's a very specific thing that it seems like you worked into the justification of the numbers for why the model works.

Timothy J. Wiggins—Tellabs—EVP and CFO

        To the questions—Krish and I talked about this business makeup. Krish, do you want to talk about the way we covered that this morning in terms of...

Krish Prabhu—Tellabs—President and CEO

        (inaudible) judging down the numbers discussed earlier, so I will talk about that in terms of revenue breakdown. But let me just a second if see I. The question specifically about their 2005 numbers anticipate of fiber to the prem figure of about $100 million, whereas the 2004 was about $20 million, right? And what if that doesn't happen because that is a market issue as to whether the same customers would sign up and whether Verizon would get to that 1 million mark as soon as possible.

        Well, I think there are two parts of the upsize if that does not happen, there are two parts of lupside (ph). On the HCI side. One I think is that those fouts(ph) looks at whether the Marconi integration by HCI and the subsequent ACI integration by Tellabs is whole in the Marconi platform, is solid and stable and they haven't—they have pent-up demand because there has really not been much deployment of that. They are likely to come back and say, OK, we're going to spend some more and we would like to build out some more on the Marconi platform because that would be their answer to the fiber in the loop initiative and we are hoping, certainly, there's some possibility there, but, again, I'm making statements that really, if I were in John's shoes I'd rather Krish not make it and let John address it but in the spirit of giving you a little bit of our thinking as to why we think we have contained that uncertainty, I'm trying to answer it.

        The second aspect to this problem is that the AFCI feeding of OLTs, or optical line terminations, especially in that fiber in the loop, fiber to the prem deployment at Verizon is a feeding-off product that can serve as a basic loop carrier and also as a platform for DSL service, so every AFCI OLT that's been deployed doesn't have to serve only fiber customer. It could serve a standard DLT upgrade or a standard DSL. So essentially what AFCI has achieved through the fiber WAN is an opportunity to be a mainstream access supplier and so that same shelf can Pennsylvania these services and one of our key objectives would be to make sure that the customer recognizes and does indeed generate revenue from those deployed OLT shelf even if it's not on fiber.

        So I feel fairly confident that the 2005 AFCI first-call numbers are doable even if certain things don't work out in the fiber to the prem initiative.

        Let me talk a little bit abut the revenue breakdown. We have four categories. We have voice quality enhancement which today is about 10 percent of our revenue give or take a little bit here and there of kareyes(ph). I think you have better numbers that will be declared during our earnings but I'm kind of just giving ballpark numbers. We have managed that as we to about 25 percent of our revenue. We have transport which is about 55 percent of our revenue and we have data which is less than 10 percent of our revenue. OK? And somehow all of that must add up to about 100.

        Tomorrow we expect voice quality to be less than 10 percent even as we grow the business 2005 and 2006 and I'm looking more at 2006 because I think interestingly the picture is a lot more clearer in 2006 than in 2005 and it's really because we are doing product transitions, if you will, for the core killaps business. Demand access is going to be around 20 percent or less. The core transport business would be at 45 percent and we expect the data business, part of it is new product deployment on 8800, part of it is transitioning the managed access to a more data-centric service offering through the 8600 and part of it is leveraging the deployed 3500 base to wrap it with 8800 around it to handle more wireless data traffic. If you throw all that in I think the data category should be about 25 percent. That is the first order modeling of our revenue constitution in 2006.

Ehud Geldblum—J.P. Morgan—Analyst

        You want to throw AFCI into that mix? That would be...

Krish Prabhu—Tellabs—President and CEO

        No, I don't want to throw that—I—we have thought it but I think in fairness to John and his team I really don't want to model. You know, we will have—we plan to have a joint session, a road show, whatever, with John middle of June, is it, somewhere? I think that would be a great time to...

Ehud Geldblum—J.P. Morgan—Analyst

        You could hold an analysts' day, that might be a good idea.

Krish Prabhu—Tellabs—President and CEO

        OK. Alright, let's get back to you—I think our intention is still to give you complete transparency and if you find something that we haven't thought through, the sooner I know it the better it is so, you know, we are all motivated to have discussions with you but today I really don't want to comment too much on AFCI.

Ken Muth—Robert Baird—Analyst

        I think it's me. Ken Muth at Robert Baird. Stephen, on your slide presentation you showed, I think, something very helpful when you talked about the number of T-1s or E-1s, how it migrates from 2G to 3G and the numbers you need. The question I have is as we go to that more 3g and more data intensity you're getting a little bit of optical DWDM and some of that backhaul. How do you see that playing out and does that cannibalize a little of the 5500 and if so, how does Tellabs react to that?

Steve McCarthy—Tellabs—SVP

        We will see in particular what you're generally seeing is aggregation that happens usually at the first central office and then eventually a surcharge to aggregate it into a higher density pipe, DS3 OC3 is what's happening in that particular case. If it's going to go to a high let's say DS3 OC3 out of the sell side I don't see that as a high percentage at all. Coming straight from the sell side I see the first order of aggregation happening at the first central office in which case we're in position to carry that traffic from there. So I don't see that as an issue. Anders (ph), any comments?

Anders Gustafsson—Tellabs—SEVP Global Business Operations

        Yes. I don't think you'll see much of Popsicle coming out on the sell side so I think what you expect is that speech will come up, it will go from today predominant E-1 T-1 or even N-by DS1s from the sell side to eventually more of an Ethernet/IP based traffic and that is going to have a lot of synergies about be is picked up at the sell side and managed through the network into the core wireless empty less...

Steve McCarthy—Tellabs—SVP

        With an 8600.

Anders Gustafsson—Tellabs—SEVP Global Business Operations

        With an 86-8800 solution.

Andy Schopick—Nutmeg Securities—Analyst

        Hi. Andy Schopick speaking, Nutmeg Securities. I'd like to ask you a question for you to comment about the current status of SONET in the network. What are your particular concerns, challenges going forward as it relates to revenue opportunities, future deployments, legacy patent product families? Are you concerned that migration to new technology as IP will erode demand for that product family, SONET-based products more quickly than you're prepared for?

Anders Gustafsson—Tellabs—SEVP Global Business Operations

        We see that we have a great opportunity. We have leveraged the install base. All types of (inaudible) to 5500 into Ethernet based services. If you go back a couple of years and look at that point there was a lot of talk about how next gen ATMs or MSPPs were going to do all the switching at the very edge of the network and we're going to hollow out the 5500. Or there's going to be an OCN layer on top of it doing optical switching, again, hollowing out the 5500. None of that has happened and part of that you see as a result—we can see from our 6500 that they didn't turn out to be as big a revenue generated as we hoped but it's more of an indication that segment didn't work out the way—so the 5500 has shown tremendous resiliency over the years and what we're working on now is, as Steve showed in his slides, putting Ethernet on the 5500 which will enable us then to write it both as a service delivery platform, but also then to help pull through some of our 88 and 8600 products into the networks. And we see that footprint as one of the greatest assets we have. And we don't think that' going to be eroded very easily. So if anything, I think the product is more competitive today than it was four years ago. And we see other opportunities for us to continue to enhance the 5500. We can continue to put more higher density solutions on it, including the core and the switch matrix. And that would bring down the entire cost point for it as well as potentially doing more broadband switching, even, within the platform. So we have lots of opportunities to really make sure that it continues to be the central switching node in the network.

Dave Fletcher Analyst

        Dave Fletcher here. I guess the past few quarters you've seen significant strength in transport driven by T-1. I'd say specifically on wireless. Is there any reason to believe that has slowed? And then, secondly is it safe to assume that your core legacy products have higher than corporate average gross margins, and in light of the 54 percent gross margins that you reported last quarter, how can I reconcile a 50 percent gross margin longer term—it just seems a little bit conservative?

Krish Prabhu—Tellabs—President and CEO

        Let me address the second question first. I think what Tim gave you was a little bit of a long term model but it is a good point. Given that if we're transitioning to MPLS data switching and we continue to get more lift out of our core products, at least Tellabs standalone should do better than 50 percent gross margin. I agree. We did not want to be too aggressive in our gross margin assumptions because in a very competitive world with Chinese suppliers coming in maybe they'll be on our shores even before we know it. There might be margin pressures so we kind of doomed the 50 percent but at this point I think it is safe to say that if things become a competitive situation it remains a little bit like what it has been to date I think we could comfortably do better than 50 percent gross margin. On the T-1 growth the current environment for ordering the equipment both on the wireless as well as on the wireline side in my first slide I pointed out that we're really trying to order just in time ordering the seeya(ph) the plastic counts the marketing organizations want to provision circuits. The wireless growth goes up. There is already capacity they place an order.

        In this environment I don't know if we can sit here and say long term there is a trend to be continued four or five quarters trend where it keeps rising. We've certainly seen that for two quarters. I think it's safe to say that we haven't announced the current quarter and we won't talk about it too much but certainly we haven't seen a decline in this quarter. So as we look at the second and the third quarters we'll probably see some sort of a trend and the first time it flattens out we'll be able to say, look, they've done their near-term ordering for this kind of equipment and we'll start tapering off. But I don't feel comfortable at this point saying it's a six or seven quarter trend. I'm going to let Steve...

Steve McCarthy—Tellabs—SVP

        I think that's fair. Right now they're playing catch up, they have a very short term perspective on network buildouts. We haven't seen any tapering of demand that we've seen over the last couple quarters. But, again, we have a long way to go with them as they look at their 2.5 and 3 G buildouts over time around the globe. We see the demand there as a fundamental demand but the pace of the orders, too early to say, it's what the trend will move, how that curve might change.

Dave Fletcher Analyst

        Thanks.

Steve McCarthy—Tellabs—SVP

        ...(inaudible) Hopefully if there is a trailing of the wireless trend then we'll see some growth from basic enterprise and the wireline based on lifting economy. So that's my hope when we look at these kinds of near-term trends in our sales activity.

Scott Coleman—Morgan Stanley—Analyst

        Hi. Scott Coleman from Morgan Stanley. Can you give us a status on the development effort related to any port and any services on the 5500 platform? And is that—are you through that effort in terms of the development?

Anders Gustafsson—Tellabs—SEVP Global Business Operations

        The 5500. I think you're talking about the 8800.

Scott Coleman—Morgan Stanley—Analyst

        The 8800, I'm sorry.

Anders Gustafsson—Tellabs—SEVP Global Business Operations

        We can do today any port to any service. So we can take a train service come in and we can put it on an MPLS or an ATM circuit input over MPLS. So there's still more functionality that can add to this, but the basic functionality is already there for any service, any port.

Steve McCarthy—Tellabs—SVP

        On my chart it's a real term available option rate. Any market.

Scott Coleman—Morgan Stanley—Analyst

        And then, as a follow up, compared to your long term target model, R&D is the most out of whack relative to your target today. Could you give us and idea of the R&D spend for the 7100, 6500, 5500, how that breaks down today? And how you get more in line with your target model going forward.

Krish Prabhu—Tellabs—President and CEO

        We addressed the third beer (ph), Scott, but I want to give you directional data without being too specific but today we have 40 percent or so of our R&D in our data product. I'll give you (inaudible) on the call on the earnings call and we have 20-25 percent of that about enhancements. So maybe even 30-35 percent, I don't know the exact number, but a range from 25-35 percent on enhancements of core platforms. But we see plenty of potential and we do have certain products that today we feel—we said the future prospects from a revenue standpoint on certain—whether it's the interoffice DWDM with 7100 or the broadband dacks(ph) with 6500 and we will be largely done with the ocular R&D as of this quarter. So when I look at those three products, we do have an opportunity to trim our R&D and that will put us more in line with where we want to be.

Unidentified Speaker

        Two questions. I was going to let the Chinese competition go, but then you brought it up again. So Anders, you've been battling this outside the U.S. for a while. Can you give us a little idea of where you've been successful and why you've been successful against the quote, "Chinese" on competition? And then, Tim, you mentioned that on the first call numbers were up, revenues 15 percent, but hopefully you can do better than that. If you are going to do better than 15 percent, where is it going to come from? And how much of that is going to be driven by data?

Anders Gustafsson—Tellabs—SEVP Global Business Operations

        First, on the Chinese competition, we see that the Chinese vendors, primarily coming into emerging markets, they haven't really been able to crack any other real tier-one markets. Western Europe or North America, certainly, yet. They have a very straightforward, simple model for competing. It's on price. And we try, then, to make sure we don't compete on price. We try to make sure we compete on feature (inaudible) and our relationships and I think we have won in many instances. I can talk about one where we beat Marfanceaguavay (ph) in Brazil not too long ago on Ethernet over SDH (ph). We had a stronger technical solution than they had and we had a better relationship. We won with a higher price point. We beat them in India no too long ago. Same kind of thing.

        We had a higher price point but we had a better functionality and a better relationship. So we are not—our strategy is clearly not to be dragged down into price wars with them. We've got to be able to differentiate our functionality, our value propositions and have stronger relationship; prove that we are there when they need us in order to win business. And I think that that's going to work for a long time. They are going to be able to grow their revenues and they're going to be able to expand their product lines but I'm quite confident that we will be able to hold our own and grow our revenues even with them coming on strong from a price perspective.

Steve McCarthy—Tellabs—SVP

        Let me add color to that one. If you look at the most recent last four months, if it's a basic transport where we don't have an existing customer relationship based on 6300 prior sales or 8100 or something like that, those are the ones where you're going to see the most difficult pricing situations for us. Frankly, those are the ones that we aren't spending as much time on. We're focusing on where we have leverage at the relationships, at the install base or at the functional layer, specifically on the Ethernet over FTH. And there seems to be plenty of opportunity in those spaces for us to compete on a playing field where we can get a fair return on it and that jumped nicely against not just the Chinese but really all the other ones that are out there competing.

Timothy J. Wiggins—Tellabs—EVP and CFO

        You were asking about my wishful thinking that we'd be better than the 15 percent, Steve(ph)?

Unidentified Speaker

        Either yours, or Krish's or...

Timothy J. Wiggins—Tellabs—EVP and CFO

        Well, I think success for us on the data side, which is part of your question would be that we continue to get traction in terms of file systems and we turn those into revenues, but we have said when we went into this thing we were looking for $15-30 million. We were at the $15 million range last year and hope to double that and I think that's still our view. We'd like to get some further traction where we're already in two tier-ones and we'd like to see—add another tier one, but we would like to get a sense of getting traction. So if we beat it I don't think that's where it's going to come from. I would look, again, with limited visibility, that we would continue to see the trends that we saw in the first quarter in terms of strength of the core products that we saw in the first quarter in terms of strength in the core products, switches have good news for margins as well. And we'll see how the second quarter plays out. We'll be give some sense of where that is but the back half of the year is a function of what happens with FTH and some of the big orders that could come in and it's really the mix issue. But I think we expect at least for the near-term to see some of that strong momentum in the core products.

Unidentified Speaker

        Can you talk about timing on the 5500 upgrades? Ethernet in particular but the other upgrades as well? On the data side?

Anders Gustafsson—Tellabs—SEVP Global Business Operations

        The Ethernet upgrade is going to be first quarter of next year. The other ones we haven't really put—communicated yet the time schedule for.

Unidentified Speaker

        Anders, also, if you could talk a little bit—I know you mentioned the 30 customer trials as well as the 100 opportunities with respect to the Vivace data product. Can you update us with respect to hard wins?

Anders Gustafsson—Tellabs—SEVP Global Business Operations

        Hard wins we had announced three customers so far. MCI, Entity and Packet Exchange in Europe. The trials we have is for both 86 and 88 and they span all four regions and they also span install-base accounts where we crossed out which have been able to be very successful with our other products, as well as some new accounts, particularly, I would say, internationally tier-one accounts that we have been able to get in and get the trials for but the sales factors particularly with the tier-ones tend to be a fairly long one but so far we've gotten very good feedback. We have something that's very differentiated and they see a need for in the market.

Brantley Thompson—Goldman Sachs—Analyst

        Quick question on your exposure in the wireless space, if you're seeing any impact from AT&T/Cingular is my first question. Thanks.

Steve McCarthy—Tellabs—SVP

        No, we have not seen. So far we have not seen an impact of the combination of AT&T/Cingular. Our sense on that is that neither network is overbuilt. They really tried to behave much like many of the others, keep up with absolute demand. There may be some—I'll call it pause—or short term slowdown as this acquisition comes together, but in absolute demand we see that being solid and following the overall trends that the industry is following.

Anders Gustafsson—Tellabs—SEVP Global Business Operations

        I think there are two things to think about with that. First is, like Steve said, I don't think either one of them can pause in their rollout because they have other competition and they're trying to steal their market share. The other one is where you would probably see that they will find the most synergies from a cap ex perspective from the merger, it's going to be in the real radio-access network. Our 5500 fits primarily with the—next to an MSE. They probably won't be able to save all that many MSE location so I don't think that we will be all that exposed to cap ex savings in their models.

Brantley Thompson—Goldman Sachs—Analyst

        Second question. Could you give us a little explanation in terms of some of the revenue synergies with AFCI. Which customers do we see the best opportunities in in terms of selling into Tellabs customers or vice versa? Both U.S. and internationally?

Steve McCarthy—Tellabs—SVP

        Sure. If you look at—we've actually done quite a bit of discussion with them. Clearly they have a good success in two tiers. One is the small independent carriers as well as the arbots (ph). If we look we have a very complementary sales model in terms of tier selling. But if I look at the wholesale support model, Tellabs brings a great deal of strength to that and as they begin to get additional traction with their new product sales we have a model trusted and highly regarded support model that we intend to leverage heavily to support the North America opportunities. Outside the United States we have a strong organizational structure. Each a little bit different and I think of Western Europe or Europe in general. We bring a similar full-service strength model where they don't have significant presence. They only have a handful of people. We intend to leverage our model there quite nicely. In Asia, where we work on—we have strong presence in India, China, Japan and several other countries and we expect to leverage on a project basis some significant strength there as well. So if we look at—there's very little overlap anywhere around the globe and a real strong opportunity for us to take our collective value proposition up to another level of success and so that's basically the model we're pursuing. We will also leverage, just one last point, partners outside the United States. That's a key piece to our model as we work in a complimentary way both on pre-sale and post-sale procurement. The partner model will be a piece to our overall go-to-market strategy.

Brantley Thompson—Goldman Sachs—Analyst

        Where do you think you're going to see some of the earliest synergies happen? You went through a couple different opportunities. What are the earliest, what are the biggest if you can (inaudible) around it?

Krish Prabhu—Tellabs—President and CEO

        You know, Brant, we assume $30 million in synergies and the combined revenue base is $1.8 billion or $1.9 billion. $30 million, I mean, you know, that's kind of orders that our sales force keep in their drawers. So they should take them out any time. So I really feel that we didn't want to be too aggressive but I'd be personally very disappointed if all we can get is those levels of synergies. The issue really is the access sale is a long sale cycle, as you know. You're not going to be able to take the AFC products and start selling them left and right without working with customers outside the U.S. and inside the U.S. their sales will be driven largely by our customers own desires to rollout fiber or do whatever it is they're doing to their access network and between working with their pricing supplier and potentially a new Tellabs AFC supplier, it's really account by account where we can win our fair share of business. Which is you work with the engineering groups, you work with operating centers and you go to see what the budget is and you try to go day after day, you go after the orders that are available.

        So I don't think it's going to be a big strategic win early on. I think that'll take some time. Especially in our channels. But at the same time $30 million, frankly, on a $1.8 billion base, $30 million is minimal and so we don't want you to go work your models—you certainly can work your models what you think is right but we have been very very conservative on the synergies in my personal opinion.

Brantley Thompson—Goldman Sachs—Analyst

        And then if I can ask one last question. Tim, you were talking about driving a real inflection in terms of the share price depreciation. When you look at the current product portfolio, particularly with AFC brought on board, do we have what we need at this point or are there still strategic holes where you see some opportunities that you could go after potentially leveraging your distribution channel in the current product. What other holes should we be looking at?

Timothy J. Wiggins—Tellabs—EVP and CFO

        I think that's a great question for Krish.

Krish Prabhu—Tellabs—President and CEO

        I think the biggest challenge assuming that this merger consummates, the biggest challenge is integration. And I really believe that it would be foolish if you go out looking for opportunity. I'm all for being opportunistic, but at the same time we have just float this merger on September/October successfully. We have to establish ourselves as a legitimate access supplier to tier-one accounts in North America. We've got to get in there and start getting our fair share of orders and I think we'd be taking the ire (ph) off the bar (ph) if we decide to go after another acquisition.

        Having said that, if you believe that there is a major strategic initiative based on Internet access over fiber or something—or voice-over-IP or something and that there is a gaping hole that if it's plugged quickly you really think we can go after a bigger piece of pie—we made the right call at the right time. Right now I am really thinking our primary focus has to be integration as soon as the merger closes.

Timothy J. Wiggins—Tellabs—EVP and CFO

        But in terms of the financial model I like the standpoint that we have strong, robust core growth at this point on your products and we hope based on some of the T-1 we'll see some of that continue. We've got a play in the dataspace, or a couple places in the dataspace peer plays in addition to advancing our core products, and then we have the fiber to the curb and the fiber to the prem and I think there's some other opportunities in terms of modifying the platforms at AFC, so from my standpoint I think this puts us in the adjacent space where we think there's a lot of spend. It gives us a couple of products and customer relationships in areas where we expect the cap ex to grow at a rate faster than the core space. So I like that dynamic. I think it does help us with the model.

Krish Prabhu—Tellabs—President and CEO

        How are we doing on time? OK?

Unidentified Speaker

        The simple question is advanced fiber's running about $8 million a quarter in G&A expenses. A lot of that, I would assume could be eliminated but you're only assuming from synergy total cost savings of $8 million in '05 for the full year. So is—are you underestimating the—essentially administrative cost savings as advanced fiber? And then the more theoretical question, I guess, is could you talk about your efforts in Ethernet over SONET market? Your timeframe? And if you do decide to enter it, at what point do you think that that would be a good market to enter and how you would do it? Thank you.

Krish Prabhu—Tellabs—President and CEO

        Let me address the G&A issue and I'll have Steve and/or Anders focus on the Ethernet over SONET. I've always felt that we had more synergy extraction opportunities. Certainly in my past we had more ambitious synergy targets when we were doing our acquisitions. But they're being done on a different model. Both companies that were acquired were somewhat distressed and had pretty much put themselves up for sale. This we believe is a merger that's really looking more towards the future. And so our primary goal is to have good integration but at the same time we don't want to—and that lies on every opportunity there is especially there is a fiber rollout scenario unfolding and all made local exchange carriers worldwide we want to make sure that we capitalize on it. But, yes, if we have duplication in parts we will work very hard to make sure that those synergies are extracted also. At this time we are being conservative across the board both in (inaudible) as well as in costs.

Anders Gustafsson—Tellabs—SEVP Global Business Operations

        Ethernet over SONET, and today we have the NTX already has Ethernet over SONET capabilities and we've been selling that for the last two quarters. On the 5500 we're going to introduce Ethernet over SONET in 1Q next year. We have our testing showing our largest customers, the roadmap of Ethernet over SONET on the 5500 and we've got very good feedback from the most to the value proposition based either that (ph). So we expect there to be a very compelling argument for them to continue to invest in the 5500 as one of the core platforms.

Steve McCarthy—Tellabs—SVP

        We are also—your question is just on SONET, but if I look at the FTH, the 6300 product line is out there as is the 8100 out there supporting Ethernet services. Has been for a year and half approximately with significant traction already baked into those numbers and continuing to be a growing portion of the revenues already.

Anders Gustafsson—Tellabs—SEVP Global Business Operations

        Ethernet over FTH has been a—that market has materialized more quickly than Ethernet over SONET so you look at that as a proxy for what we hope can happen this way in the U.S. We, last year, provided almost 14,000 Ethernet ports on the 8100, which is a PDM platform and I think we sold about 4,000 Ethernet over SONET ports as well. So it's a fairly good slice of the market for us on those two product lines.

Unidentified Speaker

        Yes, I'm wondering if you could talk about any competition you see in the Croc (ph) connect business for wireless backhaul networks and whether this particularly from an Alcatel—also, whether this opportunity is something that's fairly new that most of the business is chassis based or is it kind of line card, if you could take that out. Thanks.

Krish Prabhu—Tellabs—President and CEO

        Let me address competitive issue on crocconnex (ph) and I'll let maybe Steve talk a little bit about what the mix is. We sell directly to our six wireless customers here and all six of them I'd say would be in our list of top ten customers. I'm not off by too much, they're not, but certainly in the top 15 customers. So we have a very strong channel into our space and a lot of business is really a deployed position, because it would be difficult in some cases for a new supplier, whether it's Alcatel or anyone else to come in and hope to get in that. Of course, we could always screw up and they could always walk in but that's something we want to be careful about. Overseas as new networks are being built, especially in China and India, we are seeing opportunities for the deployment of backhaul transport networks where there is FTH with crocconect or DWDM with our without crocconnect and we have been selected there, we have had our share of wins but we've also been selected vis a vis trying to make sure that we don't ruin our pricing model or our margin model too much. But at this point in time I really believe that the dying pelicans plus the incumbency position does benefit us where at the same time we are always careful to make sure that our customers have no reason to go to a second supplier.

Steve McCarthy—Tellabs—SVP

        In terms of the mix, I believe it's 80-20? Varies between 75-25 and 80-20, port modules being the larger number. What you're seeing with the wireless customers in particular as they have pretty much across the board adopted the beachpack9.x is an upgrade on the hardware but the new bays come in and we've sold the new high density modules, and so we're seeing a high percentage that would look like then core growth according to the way we present the numbers and so that should continue in that kind of a percentage.

Unidentified Speaker

        Krish, I believe at this time we're now ready for you to invite our guests out to reception in the hallway outside. So if there's any formal sort of closing comments you'd like to make, now would be the time.

Krish Prabhu—Tellabs—President and CEO

        OK, great. Thank you very much for your interest in Tellabs. I know well it's the food and the drinks that you came here for, though I hope you do have something good here as we wind down. We are committed to sharing the motion in our business with as much transparency as you desire, but recognize also that we do this in a very public forum so we also have to be guarded. But today we attempted to give you an honest picture of our business and also to reflect to you why we are so enthusiastic about our business prospects and I certainly appreciate your comments and your questions and they give us some insight as to certain things that you may not have had that long to make us do our own business better. Thanks again. You'll have time to interact more on a one-on-one basis if you so desire after this. Thank you very much.

Unidentified Speaker

        Everyone, when you exit right here, don't go down these stairs, if you turn direct to your right and follow it around stay on this terrace, there is a bar set up and there'll be some passed hors d'oeuvres and everything. Thanks.

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NOTICE TO INVESTORS, PROSPECTIVE INVESTORS AND THE INVESTMENT COMMUNITY—CAUTIONARY INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

        Statements in this communication regarding the proposed merger of Tellabs, Inc. and Advanced Fibre Communications, Inc. which are not historical facts, including expectations of financial results for the combined companies (e.g., projections regarding revenue, earnings, cash flow and cost savings), are "forward-looking statements." Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors that may cause either company's actual performance or achievements to be materially different from any future results, performance or achievements expressed or implied by those statements. Either company's actual future results could differ materially from those predicted in such forward-looking statements. Investors and security holders are cautioned not to place undue reliance on these forward-looking statement and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

        Important factors upon which the forward-looking statements presented in this communication are premised include: (a) receipt of regulatory and stockholder approvals without unexpected delays or conditions; (b) timely implementations and execution of merger integration plans; (c) retention of customers and critical employees; (d) economic changes impacting the telecommunications industry; (e) successfully leveraging Tellabs/Advanced Fibre Communications' comprehensive product offering to the combined customer base; (f) the financial condition of telecommunication service providers and equipment vendors, including any impact of bankruptcies; (g) the impact of customer and vendor consolidation; (h) successfully introducing new technologies and products ahead of competitors; (i) successful management of any impact from slowing economic conditions or customer demand; and (j) protection and access to intellectual property, patents and technology. In addition, the ability of Tellabs/Advanced Fibre Communications to achieve the expected revenues, accretion and synergy savings also will be affected by the effects of competition (in particular the response to the proposed transaction in the marketplace), the effects of general economic and other factors beyond the control of Tellabs/Advanced Fibre Communications, and other risks and uncertainties described from time to time in Tellabs/Advanced Fibre Communications' public filings with the Securities and Exchange Commission. Tellabs and Advanced Fibre Communications disclaim any intention or obligation to update or revise any forward-looking statements.